

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170025

DIVISION OF
CORPORATION FINANCE

January 19, 2017

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
richard.witzel@skadden.com

Re: CF Industries Holdings, Inc.
Incoming letter dated December 29, 2016

Dear Mr. Witzel:

This is in response to your letters dated December 29, 2016 and January 6, 2017 concerning the shareholder proposal submitted to CF Industries by John Chevedden. We also have received letters from the proponent dated January 2, 2017 and January 9, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 19, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CF Industries Holdings, Inc.
Incoming letter dated December 29, 2016

The proposal requests that the board adopt a rule to redeem any current or future poison pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months.

There appears to be some basis for your view that CF Industries may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that CF Industries' policies, practices and procedures compare favorably with the guidelines of the proposal and that CF Industries has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if CF Industries omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 9, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
CF Industries Holdings, Inc. (CF)
Poison Pill
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 29, 2016 no-action request.

The purported 2017 proxy disclosure of 4-lines is misleading because it does not acknowledge that the company will still have an active poison pill after the 2017 annual meeting.

Plus it is at least not a best practice to potentially require shareholders 5 years hence to have to research the company 2017 proxy to lean a purported company policy on poison pills.

Apparently the company does not plan any timely announcement of this policy in the 3rd quarter of 2017 if its poison pill expires in the 3rd quarter and is not then renewed.

The company goal is to do the bare minimum.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Douglas C. Barnard <dbarnard@cfindustries.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

January 6, 2017

BY E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: CF Industries Holdings, Inc. – 2017 Annual Meeting – Supplement to Letter Dated December 29, 2016 Relating to Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of CF Industries Holdings, Inc., a Delaware corporation (the "Company"), and supplements our letter dated December 29, 2016 (the "No-Action Request") requesting on behalf of the Company that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission concur with the Company's view that the Company may exclude from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 Proxy Materials") the shareholder proposal and supporting statement (the "Proposal") submitted to the Company by John Chevedden (the "Proponent").

This letter is in response to the letter to the Staff, dated January 2, 2017, submitted by the Proponent (the "Proponent's Letter"). A copy of this letter is being sent simultaneously to the Proponent.

The No-Action Request explains the Company's view that the Proposal is excludable under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended, as substantially implemented as a result of the adoption by resolution of its board of directors (the "Board") on December 14, 2016 of a policy (the "Policy") whereby, if the Board adopts a shareholder rights plan without prior shareholder approval, the Board will submit the shareholder rights plan to shareholders for ratification, or the shareholder rights plan must expire, within one year of such adoption. The Proponent's Letter states that "[t]here is no evidence the company took any action whatsoever in December 2016," but does not question that the Board's adoption of the Policy, as described in the No-Action Letter, substantially implemented the Proposal. The Policy is embodied in the resolution adopted by the Board, and the Company intends to disclose the policy in the 2017 Proxy Materials substantially as follows:

> The Board has adopted a policy whereby, if the Board adopts a stockholder rights plan without prior stockholder approval, the Board will submit the stockholder rights plan to the company's stockholders for ratification, or the stockholder rights plan must expire, within one year of such adoption.

Based upon the analysis in the No-Action Request as supplemented hereby, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10).

If we can be of any further assistance, or if the Staff should have any questions, in connection with the No-Action Request as supplemented hereby, please contact the undersigned at (312) 407-0784 or Brian W. Duwe at (312) 407-0816.

Very truly yours,

Richard C. Witzel, Jr. /BJ

Richard C. Witzel, Jr.

cc: Douglas C. Barnard
Senior Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

John Chevedden

FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 2, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
CF Industries Holdings, Inc. (CF)
Poison Pill
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 29, 2016 no-action request.

There is no evidence the company took any action whatsoever in December 2016 in spite of what it claimed on page 6, second block of text.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Douglas C. Barnard <dbarnard@cfindustries.com>

[CF: Rule 14a-8 Proposal, November 21, 2016]
[This line and any line above it *is not* for publication.]

[4] – Shareholder Right to Vote For or Against a Poison Pill

Shareholders request that our Board adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." – "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001.

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well." – Morningstar.com, Aug. 15, 2003. If our management adopts this proposal it will be a sign that management values our shareholder input.

Please vote to enhance shareholder value:

Shareholder Right to Vote For or Against a Poison Pill – Proposal [4]

[The line above *is* for publication.]

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

December 29, 2016

BY E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: CF Industries Holdings, Inc. – 2017 Annual Meeting – Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Company may exclude from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders[1] (the "2017 Proxy Materials") the shareholder proposal and supporting statement (the "Proposal") submitted to the Company by John Chevedden (the "Proponent").

We are e-mailing this letter to the Staff in accordance with question and answer C of Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008) ("SLB 14D") and are providing with this letter, in accordance with question and answer G.7 of Staff Legal Bulletin No. 14 (CF) (July 13, 2001), question and answer F.3 of Staff Legal Bulletin

[1] Although the Company's organizational documents and its proxy materials generally use the term *stockholder*, rather than *shareholder*, to refer to a holder of the Company's capital stock, this letter uses the term "shareholder" throughout for consistency with the terminology used in the Proposal and in Rule 14a-8 promulgated under the Exchange Act.

968536.03-CHISR01A - MSW

No. 14B (CF) (July 13, 2001) and question and answer G of Staff Legal Bulletin No. 14C (CF) (June 28, 2005), copies of (i) the Proposal as submitted to the Company by the Proponent (enclosed as Exhibit A hereto), including the accompanying cover letter with a mailing address, facsimile number and e-mail address of the Proponent, and e-mail correspondence relating to confirmation of the Company's receipt thereof and (ii) the other correspondence between the Company and the Proponent relating to the Proposal (enclosed as Exhibit B hereto), comprising (A) the Company's December 1, 2016 notice to the Proponent of a deficiency in the proof of the Proponent's ownership of the requisite shares of the Company's common stock as of the date the Proposal was submitted to the Company (the "Deficiency Notice") and (B) a letter from Fidelity Investments (the "Broker Letter"), forwarded by e-mail to the Company by the Proponent on December 7, 2016, confirming the Proponent's ownership of the requisite shares of the Company's common stock. A copy of this submission is being sent simultaneously to the Proponent by e-mail and overnight courier service addressed to the Proponent as notice of the Company's intent to exclude the Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D require in connection with a company's no-action request under Rule 14(a)-8 that a shareholder proponent send the company a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff in connection with the no-action request. Accordingly, we take this opportunity, on behalf of the Company, to remind the Proponent that, if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The Proposal, which is set forth in full in Exhibit A hereto, requests that the Company's board of directors (the "Board") "adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months." The Proposal uses the term "poison pill" to refer to what is sometimes called a "shareholder rights plan." This letter uses the terms "poison pill" and "shareholder rights plan" interchangeably.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Background

A. The Company's Tax Benefits Preservation Plan

The Company has in place a Tax Benefits Preservation Plan (the "Tax Benefits Preservation Plan"), which was adopted on September 6, 2016. The Tax Benefits Preservation Plan is a shareholder rights plan intended to help protect the Company's tax net operating losses and certain other tax assets by deterring any person from becoming a "5-percent shareholder" (as defined in Section 382 of the Internal Revenue Code of 1986, as amended). The Tax Benefits Preservation Plan is the only shareholder rights plan the Company has in place. The rights under the Tax Benefits Preservation Plan expire on September 5, 2017, or such later date (but not later than September 5, 2019) as may be determined by the Board and approved by the shareholders of the Company prior to September 5, 2017. As a result, the Tax Benefits Preservation Plan will in effect automatically terminate within 12 months after its adoption unless the Board recommends and the Company's shareholders approve an extension beforehand. A copy of the Tax Benefits Preservation Plan, which was included as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on September 7, 2016, is enclosed as Exhibit C hereto.

B. The Proposal and Subsequent Correspondence

The Company received the Proposal on November 21, 2016, accompanied by a cover letter from the Proponent. Copies of the Proposal and cover letter are included in Exhibit A hereto. On December 1, 2016, the Company sent the Deficiency Notice to the Proponent by e-mail and overnight courier service. On December 7, 2016, the Company received the Broker Letter.

C. The Board's Policy Regarding Shareholder Rights Plans

As described in greater detail below, on December 14, 2016, the Board by resolution adopted a policy (the "Policy") whereby, if the Board adopts a shareholder rights plan without prior shareholder approval, the Board will submit the shareholder rights plan to shareholders for ratification, or the shareholder rights plan must expire, within one year of such adoption.

IV. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard under the predecessor rule (which permitted exclusion "[if] the proposal has been rendered moot") in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, for Rule 14a-8(i)(10) to be the basis for exclusion of a proposal from a company's proxy materials, the actions requested by the proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* the 1983 Release.

Applying this "substantially implemented" standard, the Staff has permitted exclusion by a company under Rule 14a-8(i)(10) when the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Exxon Mobil Corp.* (Mar. 17, 2015) (permitting exclusion of a proposal requesting that the company commit to increasing the dollar amount authorized for capital distributions to shareholders through dividends or share buybacks where the company's long-standing capital allocation strategy and related "policies practices and procedures compare[d] favorably with the guidelines of the proposal and...therefore, substantially implemented the proposal"); *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of certain supermajority vote requirements where the company's elimination from its governing documents of all but one such requirement "compare[d] favorably with the guidelines of the proposal"); *General Dynamics Corp.* (Feb. 6, 2009) (permitting exclusion of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10), even if the proposal has not been implemented exactly as proposed by the shareholder proponent, where a company has satisfied the essential objective of the proposal. *See, e.g., AGL Resources Inc., granted on recon.* (Mar. 5, 2015) (permitting exclusion of a proposal seeking to grant holders of 25% of the company's outstanding shares the power to call a special meeting where the board approved, and undertook to submit for shareholder approval, an amendment to the articles of incorporation to grant shareholders holding for at least one year 25% of the outstanding shares the power to call a special meeting); *MGM Resorts International* (Feb. 28, 2012) (permitting exclusion of a proposal requesting a report on the company's sustainability policies and performance, including multiple objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *Textron, Inc.* (Jan. 21, 2010) (permitting exclusion of a proposal requesting immediate board declassification where the board submitted a phased-in declassification proposal for shareholder approval); *Hewlett-Packard Co.* (Dec. 11, 2007) (permitting exclusion of a proposal requesting that shareholders be given the power to call special meetings where the board had proposed a bylaw amendment allowing shareholders to call a special meeting unless the business to be proposed at that meeting recently had been, or soon would be, addressed at an annual meeting).

Consistent with the precedent described above, the Staff has permitted exclusion under Rule 14a-8(i)(10) of proposals requesting the adoption of a rule requiring the board of directors to redeem any current of future poison pill unless such poison pill is submitted to a shareholder vote in cases where the company addressed the proposal's essential objective by adopting a policy to similar effect. In these instances, the Staff agreed that the proposal had been substantially implemented even though, as discussed in further detail below in section IV.B of this letter, the proposal sought a rule with language that differed slightly from the language in the policy implemented by the company. *PharMerica Corp.* (Mar. 10, 2014); *Sun Microsystems, Inc.* (Sept. 12, 2006); *RadioShack Corporation* (Mar. 14, 2006); *Verizon Communications Inc.* (Feb. 16, 2006). Similarly, the Staff has permitted exclusion of proposals requesting the adoption of bylaw or charter provisions requiring submission of poison pills to a shareholder vote where the company adopted a bylaw that addressed the proposal's essential objective while departing from the proposal in some respects. *Honeywell International Inc.* (Jan. 24, 2008) (proposal called for mandatory shareholder vote on any poison pill; bylaw required that any poison pill adopted without prior shareholder approval expire unless ratified by shareholders within one year of adoption); *Hewlett-Packard Co.* (Nov. 30, 2007) (proposal called for provision requiring that any future poison pill be subject to shareholder vote "as soon as possible"; bylaw provided that any poison pill adopted without shareholder approval expire unless approved by shareholders within one year of adoption); *Honeywell International Inc.* (Jan. 31, 2007) (proposal called for any poison pill to be subject to shareholder vote "as soon as possible"; bylaw required that any poison pill adopted without prior shareholder approval expire unless ratified by shareholders within one year of adoption). The Staff has also permitted exclusion of proposals requesting that a company's board of directors redeem any current or future poison pill unless the poison pill were subject to a shareholder vote to approve such poison pill where the company had adopted a policy that addressed the proposal's essential objective. *Tiffany & Co.* (Mar. 14, 2006) (proposal called for any poison pill to be redeemed unless subject to shareholder vote "as soon as may be practicable"; policy required any poison pill not submitted to shareholder vote before adoption to expire on first anniversary of effective date if not ratified by shareholders); *Borders Group, Inc., granted on recon.* (Mar. 9, 2006) (proposal called for any poison pill to be redeemed unless subject to shareholder vote "as soon as may be practicable"; policy required a poison pill adopted without prior shareholder approval to be ratified by shareholders or expire, without being renewed or replaced, within one year of adoption); *Bristol-Myers Squibb Co., granted on recon.* (Mar. 9, 2006) (proposal called for any poison pill to be redeemed unless subject to shareholder vote "as soon as may be practicable"; policy required any poison pill adopted without prior shareholder approval to expire unless ratified by shareholders within one year of adoption).

B. The Board's Adoption of the Policy Satisfies the Proposal's Essential Objective

On December 14, 2016, the Board by resolution adopted the Policy, whereby, if the Board adopts a shareholder rights plan without prior shareholder approval, the Board will submit the shareholder rights plan to the shareholders for ratification, or the shareholder rights plan must expire, within one year of such adoption.

The Company has satisfied the Proposal's essential objective—adoption by the Board of a procedure under which any poison pill implemented by the Company would effectively be terminated if not submitted to a shareholder vote within 12 months. We note that, consistent with the Policy, the rights under the Tax Benefits Preservation Plan, which was adopted without prior shareholder approval, expire by their terms within 12 months after such adoption unless shareholders approve an extension of the expiration date.

The Staff has previously concurred with companies' exclusion of proposals similar to the Proposal based on adoption of policies that substantially implemented such proposals in a manner similar to that in which the Policy has substantially implemented the Proposal.

In *PharMerica*, the Staff considered a request of Pharmerica Corporation ("PharMerica") for no-action relief with respect to exclusion based on Rule 14a-8(i)(10) of a proposal substantially similar to, and under circumstances similar to those relating to, the Proposal and concurred with the company's view that its policy regarding expiration or approval by shareholders of a shareholder rights plan "compare[d] favorably with the guidelines of the proposal." In *PharMerica*, the company had received a shareholder proposal seeking adoption of a rule regarding shareholder rights plans as follows:

> "Resolved, shareholders request that our Board adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months."

Following receipt of the proposal, PharMerica adopted a formal policy that any shareholder rights plan adopted without shareholder approval would be presented to the company's shareholders at the next annual meeting of the company's shareholders following the adoption of the shareholder rights plan for ratification by the shareholders. The policy stated that, without such shareholder ratification, the shareholder rights plan would expire at the earlier of the date of the next annual meeting of the company's shareholders following the adoption of the rights plan and the date of the first anniversary of the effective date of the shareholder rights plan. The Staff concluded that PharMerica had substantially implemented the proposal.

The situation faced by the Company in connection with the Proposal is nearly identical to that presented in *PharMerica* in that each company received substantially the same proposal from the Proponent, and each adopted a policy addressing the proposal's essential objective, although using language differing slightly from that of the proposal. As was the case with the company's policy addressing the subject matter of the proposal in *PharMerica*, the Policy compares favorably with the guidelines of the Proposal such that the Proposal has been substantially implemented. Specifically, the Proposal requests that the Board "adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months," and the Policy, as adopted by resolution of the Board on December 14, 2016, provides that "if the Board adopts a shareholder rights plan without prior shareholder approval, the Board will submit the shareholder rights plan to shareholders for ratification, or the shareholder rights plan must expire, within one year of such adoption."

The position taken by the Staff in *PharMerica* is consistent with the positions taken by the Staff in other similar situations. *See Verizon Communications*; *RadioShack*; *Sun Microsystems*. In those instances, the proposal contained the following resolution:

> RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

The only substantive difference between the proposals in *Verizon Communications*, *RadioShack* and *Sun Microsystems* and those submitted to PharMerica and the Company as described above is that the former call for a shareholder vote "as soon as may be practicable," while the latter call for a rule requiring such a vote "within 12 months."

In response to the applicable proposal, Sun Microsystems adopted a "formal policy statement" in its Corporate Governance Guidelines, while RadioShack Corporation and Verizon Communications Inc. ("Verizon") each adopted a "policy statement." Verizon's policy statement, for example, required in part that any shareholder rights plan adopted without the prior approval of its shareholders be presented to its shareholders for a vote within one year of adoption or expire within one year. This is in substance the same as the Policy. In each of *Verizon Communications*, *RadioShack* and *Sun Microsystems*, the Staff concurred that the proposal could be omitted under Rule 14a-8(i)(10).

We note that, while the Proposal requests adoption of a "rule," and the Company has adopted a "policy," the Staff has not distinguished between a "rule" and a "policy" as the mechanism for implementing similar proposals calling for adoption of a rule regarding shareholder rights plans. In each of *PharMerica*, *Verizon Communications*, *RadioShack* and *Sun Microsystems*, each involving a proposal for adoption of a rule regarding submission of a poison pill to a shareholder vote, the company adopted a "policy," rather than a "rule" as requested in the Proponent's proposal to each company. In each case, the Staff stated that it would not recommend enforcement if the company excluded the proposal based on Rule 14a-8(i)(10).

Consistent with the manner in which adoption of poison pill policies substantially implemented the proposals in *PharMerica*, *Verizon Communications*, *RadioShack* and *Sun Microsystems*, the Policy satisfies the Proposal's essential objective—adoption by the Board of a procedure under which any poison pill implemented by the Company would effectively be terminated if not submitted to a shareholder vote within 12 months. In addition, the Company's only existing shareholder rights plan—the Tax Benefits Preservation Plan—is consistent with both the Proposal and the Policy in that it will by its terms expire on September 5, 2017, which would be within 12 months of its adoption, unless a later expiration is approved by the Company's shareholders. Thus, even though the Company has not implemented the Proposal exactly as proposed, the Company has satisfied the Proposal's essential objective. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10) as substantially implemented.

V. Conclusion

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (312) 407-0784 or Brian W. Duwe at (312) 407-0816.

Very truly yours,



Richard C. Witzel, Jr.

Enclosures

cc: Douglas C. Barnard
Senior Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 21, 2016 10:44 PM
To: Barnard, Doug
Cc: McGrane, Michael; Swenson, Daniel
Subject: Rule 14a-8 Proposal (CF)``
Attachments: CCE21112016_8.pdf

Mr. Barnard,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Adoption of this proposal will also be a sign that management values shareholder input.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Douglas C. Barnard
Corporate Secretary
CF Industries Holdings, Inc. (CF)
4 Parkway N
Suite 400
Deerfield IL 60015
PH: 847 405-2400
FX: 847 405-2711

Dear Mr. Barnard,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 21, 2016
Date

cc: Michael McGrane <MMcGrane@cfindustries.com>
Associate General Counsel
Dan Swenson <dswenson@cfindustries.com>
Senior Director, Investor Relations & Corporate Communications

[CF: Rule 14a-8 Proposal, November 21, 2016]
[This line and any line above it *is not* for publication.]

[4] – Shareholder Right to Vote For or Against a Poison Pill

Shareholders request that our Board adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months.

"Poison pills … prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." – "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001.

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well." – Morningstar.com, Aug. 15, 2003. If our management adopts this proposal it will be a sign that management values our shareholder input.

Please vote to enhance shareholder value:

Shareholder Right to Vote For or Against a Poison Pill – Proposal [4]

[The line above *is* for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

From: Barnard, Doug <Dbarnard@cfindustries.com>
Sent: Wednesday, November 23, 2016 9:00 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: McGrane, Michael; Swenson, Daniel
Subject: RE: Rule 14a-8 Proposal (CF)``

Mr. Chevedden,
This will confirm we received your email.
Sincerely,
Doug Barnard

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 21, 2016 10:44 PM
To: Barnard, Doug <Dbarnard@cfindustries.com>
Cc: McGrane, Michael <MMcGrane@cfindustries.com>; Swenson, Daniel <DSwenson@cfindustries.com>
Subject: Rule 14a-8 Proposal (CF)``

Mr. Barnard,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Adoption of this proposal will also be a sign that management values shareholder input.
Sincerely,
John Chevedden

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 23, 2016 9:46 AM
To: Barnard, Doug
Cc: McGrane, Michael; Swenson, Daniel
Subject: Rule 14a-8 Proposal (CF)

Thank you!

Exhibit B

From: Biebl, Hans (CHI)
Sent: Thursday, December 01, 2016 9:57 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: CF Industries Holdings, Inc.
Attachments: CHISR01A-#968626-v1-Letter_from_CF_Industries_Holdings__Inc__to_Mr__John_Chevedden_-_December_1__2016.PDF

Mr. Chevedden:

Please see the attached correspondence from CF Industries Holdings, Inc. The attached correspondence is also being transmitted to you via Federal Express.

Hans E. Biebl
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive | Chicago | Illinois | 60606-1720
T: 312.407.0713 | F: 312.827.9427
hans.biebl@skadden.com



CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

December 1, 2016

BY E-MAIL AND FEDERAL EXPRESS

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Chevedden:

CF Industries Holdings, Inc. (the “Company”) acknowledges receipt of the shareholder proposal (the “Proposal”) submitted to the Company by you pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (“Rule 14a-8”), for inclusion in the Company’s proxy statement for the Company’s next annual meeting (the “Annual Meeting”).

To be eligible to submit a proposal for the Annual Meeting in accordance with Rule 14a-8, a proponent must have continuously held at least $2,000 in market value, or 1%, of the Company’s common stock for at least one year preceding and including the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is enclosed with this letter as Exhibit A hereto.

Our records indicate that you are not a registered holder of the Company’s common stock. Accordingly, to satisfy the eligibility requirement described in the preceding paragraph, you must submit sufficient proof of your ownership of the requisite number of shares of the Company’s common stock as of the date the Proposal was submitted to the Company (November 22, 2016). As explained in paragraph (b) of Rule 14a-8, sufficient proof may be in the form of

1. a written statement from the record holder of your shares of the Company’s common stock (usually a broker or bank) verifying that you held the requisite number of shares of the Company’s common stock continuously for at least one year preceding and including the date you submitted the Proposal (November 22, 2016); or
2. if you have filed with the Securities and Exchange Commission (the “SEC”) a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares of the Company’s common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership

level and a written statement that you continuously held the requisite number of shares of the Company's common stock for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares in accordance with the provisions of Rule 14a-8 described in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (such securities held through DTC typically being registered in the name of DTC's nominee, Cede & Co.). Under SEC Staff Legal Bulletin Nos. 14F and 14G, only DTC participants are viewed as record holders of securities that are deposited at DTC, and proof of ownership for purposes of Rule 14a-8 of such securities can be provided only by the applicable DTC participant or an affiliate of such DTC participant. You can determine whether your broker or bank is a DTC participant or an affiliate of a DTC participant by asking the broker or bank or by checking DTC' s participant list, which may be available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these circumstances, you would need to obtain proof of your ownership from the DTC participant or DTC participant affiliate through which your shares are held as follows:

1. If your broker or bank is a DTC participant or DTC participant affiliate, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of shares of the Company's common stock for the one-year period preceding and including the date the Proposal was submitted.
2. If your broker or bank is not a DTC participant or a DTC participant affiliate, then you need to submit proof of ownership from the DTC participant or DTC participant affiliate through which the shares are held verifying that you continuously held the requisite number of shares of the Company's common stock for the one-year period preceding and including the date the Proposal was submitted. You should be able to find out the identity of the DTC participant or DTC participant affiliate by asking your broker or bank. If the broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant or DTC participant affiliate through your account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant or DTC participant affiliate that holds your shares is not able to confirm your individual holdings, but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one- year

period preceding and including the date the Proposal was submitted, the requisite number of shares of the Company's common stock were continuously held: (a) one from your broker or bank confirming your ownership and (b) the other from the DTC participant or DTC participant affiliate confirming the broker or bank's ownership.

For your reference, a copy of Staff Legal Bulletin No. 14F is enclosed with this letter as Exhibit B hereto, and a copy of Staff Legal Bulletin No. 14G is enclosed with this letter as Exhibit C hereto.

SEC rules require that your response to this letter be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive your response, we expect to be in a position to determine whether the Proposal is eligible for inclusion in the Company's proxy materials for the Annual Meeting. The Company reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

CF INDUSTRIES HOLDINGS, INC., by



Douglas C. Barnard
Senior Vice President, General
Counsel, and Secretary

Enclosures

cc: Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can

verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a–8 and provide you with a copy under Question 10 below, § 240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

EXHIBIT B



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

 Modified: 10/18/2011

EXHIBIT C



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 07, 2016 1:15 PM
To: Barnard, Doug
Cc: McGrane, Michael; Swenson, Daniel
Subject: Rule 14a-8 Proposal (CF) blb
Attachments: CCE07122016_8.pdf

Mr. Barnard,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing
PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

CF

Post-it® Fax Note 7671	Date 12-7-16 # of pages▶
To Douglass Barnard	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 847-405-2711	Fax #

December 7, 2016

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

Security name	CUSIP	Trading symbol	Share quantity
Mattel, Inc.	577081102	MAT	200
American Airlines Group, Inc.	02376R102	AAL	70
Fiserv, Inc.	337738108	FISV	100
CF Industries Holdings, Inc.	125269100	CF	100

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W852353-06DEC16

Exhibit C

EX-4.1 4 a16-17896_1ex4d1.htm EX-4.1

Exhibit 4.1

Execution Version

TAX BENEFITS PRESERVATION PLAN

dated as of

September 6, 2016

between

CF INDUSTRIES HOLDINGS, INC.

and

COMPUTERSHARE TRUST COMPANY, N.A.

as Rights Agent

TABLE OF CONTENTS

TAX BENEFITS PRESERVATION PLAN

TAX BENEFITS PRESERVATION PLAN, dated as of September 6, 2016 (the "Agreement"), between CF Industries Holdings, Inc., a Delaware corporation (the "Company"), and Computershare Trust Company, N.A., a federally chartered trust company (the "Rights Agent").

W I T N E S S E T H:

WHEREAS, on September 6, 2016 (the "Rights Dividend Declaration Date"), the Board of Directors of the Company (the "Board") authorized and declared a dividend distribution of one Right (as hereinafter defined) for each share of Common Stock (as hereinafter defined) outstanding at the close of business on September 16, 2016 (the "Record Date"), and has authorized the issuance of one Right (as such number may hereinafter be adjusted pursuant to the provisions of Section 11(p) hereof) for each share of Common Stock issued (whether as an original issuance or from the Company's treasury) between the Record Date and the Distribution Date (as hereinafter defined) and in certain other circumstances provided herein, each Right initially representing the right to purchase one one-thousandth of a share of Preferred Stock (as hereinafter defined), having the rights, powers and preferences set forth in the form of Certificate of Designations, Preferences and Rights attached hereto as Exhibit A, upon the terms and subject to the conditions hereinafter set forth (the "Rights"); and

WHEREAS, the Company has generated or expects to generate certain Tax Benefits (as defined herein) for United States federal income tax purposes, such Tax Benefits may potentially provide valuable benefits to the Company, the Company desires to avoid an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations (as defined herein) promulgated thereunder, and thereby preserve the Company's ability to fully utilize such Tax Benefits and certain built-in losses, and, in furtherance of such objective, the Company desires to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

(a) "5% Shareholder" shall mean (i) a Person or group of Persons that is a "5-percent shareholder" of the Company pursuant to Section 1.382-2T(g) of the Treasury Regulations or (ii) a Person that is a "first tier entity" or "higher tier entity" (as such terms are defined in Section 1.382-2T(f) of the Treasury Regulations) of the Company if that Person has a "public group" or individual, or a "higher tier entity" of that Person has a "public group" or individual, that is treated as a "5-percent shareholder" of the Company pursuant to Section 1.382-2T(g) of the Treasury Regulations.

(b) "Acquiring Person" shall mean any Person that shall have become a 5% Shareholder or shall be a 5% Shareholder after the date hereof, whether or not such person continues to be a 5% Shareholder, but shall not include:

(i) the Company;

(ii) any Subsidiary of the Company;

(iii) any employee benefit plan of the Company, or of any Subsidiary of the Company, or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan;

(iv) any Person that becomes a 5% Shareholder as a result of (A) a reduction in the number of Company Securities outstanding due to the repurchase of Company Securities by the Company or (B) a stock dividend, stock split, reverse stock split or similar transaction effected by the Company, in each case unless and until such Person increases its Percentage Stock Ownership by more than one (1) percentage point over such Person's lowest Percentage Stock Ownership on or after the consummation of the relevant transaction, other than an increase solely as a result of any subsequent transaction described in clauses (A) and (B) of this Section 1(b)(iv) or with the Prior Approval of the Company;

(v) any Person that, together with all Affiliates and Associates of such Person, was a 5% Shareholder on the date hereof (as disclosed in public filings with the Securities and Exchange Commission on the date of this Agreement), or becomes a 5% Percent Shareholder solely as a result of a transaction pursuant to which such Person received the Prior Approval of the Company, unless after the date of this Agreement or the date of the relevant transaction, as applicable, such Person (A) increases its Percentage Stock Ownership by more than one (1) percentage point over such Person's lowest Percentage Stock Ownership on or after the date of this Agreement or the date of the relevant transaction, as applicable, other than an increase solely as a result of any subsequent transaction described in clauses (A) and (B) of Section 1(b)(iv) or with the Prior Approval of the Company; or (B) decreases its Percentage Stock Ownership below five percent (5%);

(vi) any Person that, within ten (10) Business Days of being requested by the Company to do so, certifies to the Company that such Person became an Acquiring Person inadvertently or without knowledge of the terms of the Rights and who or which, together with all Affiliates and Associates, thereafter within ten (10) Business Days following such certification disposes of such number of shares of Common Stock so that it, together with all Affiliates and Associates, ceases to be an Acquiring Person; provided, however, that if the Person requested to so certify or dispose of shares of Common Stock fails to do so within ten (10) Business Days, then such Person shall become an Acquiring Person immediately after such ten (10) Business Day period; or

(vii) any Person that the Board has affirmatively determined in its sole discretion, prior to the Distribution Date, in light of the intent and purposes of this

Agreement or other circumstances facing the Company, shall not be deemed an Acquiring Person, for so long as such Person complies with any limitations or conditions required by the Board in making such determination.

(c) "Adjustment Shares" shall have the meaning set forth in Section 11(a)(ii) hereof.

(d) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act. The terms "Affiliate" and "Associate" shall also include, with respect to any Person, any other Person whose shares of Common Stock would be deemed to be constructively owned by such first Person, owned by a single "entity" as defined in Section 1.382-3(a)(1) of the Treasury Regulations with respect to such first Person, or otherwise aggregated with shares owned by such first Person pursuant to the provisions of Section 382 of the Code, or any successor provision or replacement provision, and the Treasury Regulations thereunder.

(e) "Agreement" shall have the meaning set forth in the preamble to this Agreement.

(f) "Appropriate Officer" shall mean the President and Chief Executive Officer, the Chief Financial Officer, any Senior Vice President, any Vice President or the Treasurer of the Company.

(g) A Person shall be deemed to be the "Beneficial Owner" of, and shall be deemed to "beneficially own" and have "beneficial ownership" of any Company Securities which such Person directly owns, would be deemed constructively to own pursuant to Sections 1.382-2T(h) and 1.382-4(d) of the Treasury Regulations, owns pursuant to a "coordinated acquisition" treated as a single "entity" as defined in Section 1.382-3(a)(1) of the Treasury Regulations, or are otherwise aggregated with Company Securities owned by such Person, pursuant to the provisions of Section 382 of the Code and the Treasury Regulations thereunder. For the avoidance of doubt, and notwithstanding anything to the contrary herein, any options, warrants or other rights (including any contingent rights) to acquire Common Stock shall be treated as exercised for purposes of calculation of the numerator of a Person's Percentage Stock Ownership of Common Stock in the definition of "Acquiring Person" but not for purposes of calculation of the denominator of such Percentage Stock Ownership.

(h) "Board" shall have the meaning set forth in the recitals to this Agreement.

(i) "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

(j) "close of business" on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day, it shall mean 5:00 P.M., New York City time, on the next succeeding Business Day.

(k) "Code" shall have the meaning set forth in the recitals to this Agreement.

(l) "Common Stock" shall mean the common stock, par value $0.01 per share, of the Company, except that "Common Stock" when used with reference to any Person other than the Company shall mean the capital stock of such Person with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management, of such Person (or, if such Person is a Subsidiary of another Person, the Person or Persons that ultimately control such first mentioned Person).

(m) "Common Stock Equivalents" shall have the meaning set forth in Section 11(a)(iii) hereof.

(n) "Company" shall have the meaning set forth in the preamble to this Agreement.

(o) "Company Securities" shall mean (i) shares of Common Stock of the Company, (ii) shares of preferred stock (other than preferred stock described in Section 1504(a)(4) of the Code) of the Company, (iii) warrants, rights, convertible debt or options (including options within the meaning of Section 1.382-4(d)(9) of the Treasury Regulations) to purchase stock (other than preferred stock described in Section 1504(a)(4) of the Code) of the Company, and (iv) any other interest that would be treated as "stock" of the Company pursuant to Section 1.382-2T(f)(18) of the Treasury Regulations.

(p) "Current Market Price" shall have the meaning set forth in Section 11(d)(i) hereof.

(q) "Current Value" shall have the meaning set forth in Section 11(a)(iii) hereof.

(r) "Distribution Date" shall have the meaning set forth in Section 3(a) hereof.

(s) "Equivalent Preferred Stock" shall have the meaning set forth in Section 11(b) hereof.

(t) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(u) "Exchange Ratio" shall have the meaning set forth in Section 24(a) hereof.

(v) "Expiration Date" shall have the meaning set forth in Section 7(a) hereof.

(w) "Final Expiration Date" shall mean 5:00 P.M., New York City time, on September 5, 2017, or such later date and time (but not later than 5:00 P.M., New York City time, on September 5, 2019) as may be determined by the Board and approved by the stockholders of the Company by a vote of the majority of the votes cast by the holders of shares entitled to vote thereon at a meeting of the stockholders of the Company prior to 5:00 P.M., New York City time, on September 5, 2017.

(x) "NYSE" shall mean the New York Stock Exchange.

(y) "Percentage Stock Ownership" shall mean the percentage stock ownership interest as determined in accordance with Sections 1.382-2(a)(3), 1.382-2T(g), (h), (j) and (k), 1.382-3(a), and 1.382-4(d) of the Treasury Regulations; provided, however, that for the sole purpose of determining the percentage stock ownership of any entity (and not for the purpose of determining the percentage stock ownership of any other Person), Company Securities held by such entity shall not be treated as no longer owned by such entity pursuant to Section 1.382-2T(h)(2)(i)(A) of the Treasury Regulations.

(z) "Person" shall mean any individual, firm, corporation, partnership, limited liability company, limited liability partnership, trust, association, syndicate or other entity, group of persons making a "coordinated acquisition" of Company Securities or otherwise treated as an entity within the meaning of Treasury Regulations Section 1.382-3(a)(1) or otherwise, and includes an unincorporated group of persons who, by formal or informal agreement or arrangement (whether or not in writing), have embarked on a common purpose or act, and also includes any successor (by merger or otherwise) of any such individual or entity.

(aa) "Preferred Stock" shall mean shares of Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company, and, to the extent that there are not a sufficient number of shares of Series B Junior Participating Preferred Stock authorized to permit the full exercise of the Rights, any other series of preferred stock of the Company designated for such purpose containing terms substantially similar to the terms of the Series B Junior Participating Preferred Stock.

(bb) "Principal Party" shall have the meaning set forth in Section 13(b) hereof.

(cc) "Prior Approval of the Company" shall mean the prior express written consent of the Company to the actions in question, executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the members of the Board then in office, provided that a Person shall be treated as having received the Prior Approval of the Company for an acquisition of Company Securities if such Person acquires such Company Securities from the Company pursuant to an issuance by the Company that was approved by the Board.

(dd) "Purchase Price" shall have the meaning set forth in Section 4(a) hereof.

(ee) "Record Date" shall have the meaning set forth in the recitals to this Agreement.

(ff) "Redemption Price" shall have the meaning set forth in Section 23(a) hereof.

(gg) "Rights" shall have the meaning set forth in the recitals to this Agreement.

(hh) "Rights Agent" shall have the meaning set forth in the preamble to this Agreement.

(ii) "Rights Certificate" shall have the meaning set forth in Section 3(a) hereof.

(jj) "Rights Dividend Declaration Date" shall have the meaning set forth in the recitals to this Agreement.

(kk) "Section 11(a)(ii) Event" shall mean any event described in Section 11(a)(ii) hereof.

(ll) "Section 11(a)(ii) Trigger Date" shall have the meaning set forth in Section 11(a)(iii) hereof.

(mm) "Section 13 Event" shall mean any event described in clauses (x), (y) or (z) of Section 13 (a) hereof.

(nn) "Securities Act" shall mean the Securities Act of 1933, as amended.

(oo) "Spread" shall have the meaning set forth in Section 11(a)(iii) hereof.

(pp) "Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include a report filed or amended pursuant to Section 13(d) under the Exchange Act) by the Company or an Acquiring Person indicating that an Acquiring Person has become such.

(qq) "Subsidiary" shall mean, with reference to any Person, any corporation or other entity of which an amount of voting securities or other ownership interests having ordinary voting power sufficient to elect at least a majority of the directors or other Persons having similar functions of such corporation or other entity is beneficially owned, directly or indirectly, by such Person, or otherwise controlled by such Person.

(rr) "Substitution Period" shall have the meaning set forth in Section 11(a)(iii) hereof.

(ss) "Summary of Rights" shall have the meaning set forth in Section 3(b) hereof.

(tt) "Tax Benefits" shall mean a current year net operating loss and the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382 of the Code and the Treasury Regulations promulgated thereunder, of the Company or any of its Subsidiaries.

(uu) "Trading Day" shall have the meaning set forth in Section 11(d)(i) hereof.

(vv) "Treasury Regulation" shall mean the final and temporary (but not proposed) tax regulations promulgated under the Code, as such regulations may be amended from time to time.

(ww) "Triggering Event" shall mean any Section 11(a)(ii) Event or any Section 13 Event.

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of the Common Stock) in accordance with the express terms and conditions hereof, and the Rights Agent hereby accepts such appointment. Upon ten (10) days' prior written notice to the Rights Agent, the Company may from time to time appoint co-rights agents as it may deem necessary or desirable. The Rights Agent will have no duty to supervise, and will in no event be liable for, the acts or omissions of any such co-rights agents.

Section 3. Issuance of Rights Certificates.

(a) Until the earlier of (i) the close of business on the tenth (10th) Business Day after the Stock Acquisition Date (or, if the tenth (10th) Business Day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), and (ii) the close of business on the tenth (10th) Business Day (or such later date as the Board shall determine) after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan) is commenced within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, if upon consummation thereof, such Person would become an Acquiring Person (the earlier of (i) and (ii) being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of paragraphs (b) and (c) of this Section 3) by the certificates for the Common Stock registered in the names of the holders of the Common Stock (which certificates evidencing Common Stock shall be deemed also to be certificates evidencing Rights) and not by separate certificates (or, for book entry shares, by notations in the respective accounts for the Common Stock), and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company). As soon as practicable after the Distribution Date, but subject to the following sentence, the Rights Agent will send by such means as may be reasonably selected by the Company and at the Company's expense, to each record holder of the Common Stock as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more rights certificates, in substantially the form of Exhibit B hereto (each a "Rights Certificate"), evidencing one Right for each share of Common Stock so held, subject to adjustment as provided herein. To the extent that a Triggering Event under Section 11(a)(ii) hereof has also occurred, the Company may implement such procedures, as it deems appropriate in its sole discretion, to minimize the possibility that any Person receives Rights, or Rights Certificates evidencing Rights, that would be null and void under Section 7(e) hereof. Receipt by any Person of a Rights Certificate with respect to any Rights shall not preclude a later determination that such Rights are null and void pursuant to Section 7(e) hereof. In the event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(p) hereof, at the time of distribution of the Rights Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

(b) The Company will make available, as promptly as practicable following the Record Date, a copy of a Summary of Rights, in substantially the form attached hereto as Exhibit C (the "Summary of Rights") to any holder of Rights who may so request from time to time prior to the Expiration Date. With respect to certificates for the Common Stock outstanding as of the Record Date, or issued subsequent to the Record Date, unless and until the Distribution Date shall occur, the Rights will be evidenced by such certificates for the Common Stock (or, for book entry shares, the notations in the respective accounts for the Common Stock) and the registered holders of the Common Stock shall also be the registered holders of the associated Rights. Until the earlier of the Distribution Date and the Expiration Date, the transfer of any shares of Common Stock in respect of which Rights have been issued shall also constitute the transfer of the Rights associated with such shares of Common Stock. Notwithstanding anything to the contrary set forth in this Agreement, upon the effectiveness of a redemption pursuant to Section 23 hereof or an exchange pursuant to Section 24 hereof, the Company shall not thereafter issue any additional Rights and, for the avoidance of doubt, no Rights shall be attached to or shall be issued with any shares of Common Stock (including any shares of Common Stock issued pursuant to an exchange) at any time thereafter.

(c) Rights shall be issued in respect of all shares of Common Stock that are issued (whether originally issued or from the Company's treasury) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date. Certificates representing such shares of Common Stock shall also be deemed to be certificates for Rights, and shall bear substantially the following legend if such certificates are issued after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date:

> This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Tax Benefits Preservation Plan between CF Industries Holdings, Inc. (the "Company") and the Rights Agent (including any successor Rights Agent) thereunder, as originally executed and as it may be amended or restated from time to time, the "Tax Benefits Preservation Plan"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of the Company. Under certain circumstances, as set forth in the Tax Benefits Preservation Plan, Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Tax Benefits Preservation Plan, as in effect on the date of mailing, without charge, promptly after receipt of a written request therefor. Under certain circumstances set forth in the Tax Benefits Preservation Plan, Rights issued to, or held by, any Person that is, was or becomes an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Tax Benefits Preservation Plan), whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void.

With respect to such certificates containing the foregoing legend, until the earlier of (i) the Distribution Date and (ii) the Expiration Date, the Rights associated with the Common Stock represented by such certificates shall be evidenced by such certificates alone and registered holders of Common Stock shall also be the registered holders of the associated Rights, and the transfer of any of such certificates shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Similarly, during such time periods, transfers of book entry shares shall also be deemed to be transfers of the associated Rights. In the case of any book entry shares, the Company shall cause the transfer agent for the Common Stock to include on each account statement with respect thereto issued prior to the earlier of the Distribution Date and the Expiration Date a notation to the effect that references to Common Stock also include the associated Rights. With respect to any shares held in book entry form, such legend shall be included in a notice to the record holder of such shares in accordance with applicable law. Notwithstanding this paragraph (c), the omission of a legend or notation shall not affect the enforceability of any part of this Agreement or the rights of any holder of the Rights. In the event that shares of Common Stock are not represented by certificates, references in this Agreement to certificates shall be deemed to refer to the notations in the book entry accounts reflecting ownership of such shares.

Section 4. Form of Rights Certificates.

(a) The Rights Certificates (and the forms of election to purchase and of assignment to be printed on the reverse thereof) shall each be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Section 7, Section 11 and Section 22 hereof, the Rights Certificates, whenever distributed, shall be dated as of the Record Date, or, in the case of Rights with respect to Common Stock issued or becoming outstanding after the Record Date, the same date as the date of the share certificate evidencing such shares, and on their face shall entitle the holders thereof to purchase such number of one one-thousandths of a share of Preferred Stock as shall be set forth therein at the price set forth therein (such exercise price per one one-thousandth of a share, the "Purchase Price"), but the amount and type of securities purchasable upon the exercise of each Right and the Purchase Price thereof shall be subject to adjustment as provided herein.

(b) Any Rights Certificate issued pursuant to Section 3(a), Section 11(i) or Section 22 hereof that represents Rights beneficially owned by: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with which such Acquiring Person has any continuing plan, agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer that the Board has determined is part of a plan, agreement, arrangement or understanding that has as a primary purpose or effect the avoidance of Section 7(e) hereof, or (iv) subsequent transferees of such Persons described in clause (i), (ii) or (iii) of this sentence, and any Rights Certificate issued pursuant to Section 6 or Section 11 hereof upon

transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain (to the extent feasible) a legend in substantially the following form:

> The Rights represented by this Rights Certificate are or were beneficially owned by a Person that was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Tax Benefits Preservation Plan). Accordingly, this Rights Certificate and the Rights represented hereby may become null and void in the circumstances specified in Section 7(e) of the Tax Benefits Preservation Plan.

Section 5. Countersignature and Registration.

(a) The Rights Certificates shall be executed on behalf of the Company by any Appropriate Officer, either manually or by facsimile signature, and shall have affixed thereto the Company's seal or a facsimile thereof which shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Rights Certificates shall be countersigned by the Rights Agent, either manually or by facsimile signature and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Rights Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Rights Certificates may nevertheless be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed such Rights Certificates had not ceased to be such officer of the Company; and any Rights Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Rights Certificate, shall be a proper officer of the Company to sign such Rights Certificate, although at the date of the execution of this Agreement any such person was not such an officer.

(b) Following the Distribution Date, the Rights Agent shall keep, or cause to be kept, at the office of the Rights Agent designated as the appropriate place for surrender of Rights Certificates upon exercise or transfer, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Rights Certificates, the number of Rights evidenced on its face by each of the Rights Certificates and the date of each of the Rights Certificates.

Section 6. Transfer, Split-Up, Combination and Exchange of Rights Certificates; Mutilated, Destroyed, Lost or Stolen Rights Certificates.

(a) Subject to the provisions of Section 4(b), Section 7(e) and Section 14 hereof, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the Expiration Date, any Rights Certificate or Rights Certificates (other than Rights Certificates representing Rights that may have been exchanged pursuant to Section 24 hereof) may be transferred, split up, combined or exchanged for another Rights Certificate or other Rights Certificates entitling the registered holder to purchase a like number of one one-thousandths of a share of Preferred Stock (or, following a Triggering Event, Common Stock, other securities, cash or other assets, as the case may be) as the Rights Certificate or Rights Certificates surrendered then entitle such holder (or former holder in the case of a transfer) to

purchase. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate or Rights Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Rights Certificate or Rights Certificates to be transferred, split up, combined or exchanged at the office of the Rights Agent designated for such purpose. Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate until the registered holder shall have completed and signed the certificate contained in the form of assignment on the reverse side of such Rights Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request. Thereupon the Rights Agent shall, subject to Section 4(b), Section 7(e), Section 14 and Section 24 hereof, countersign (either by manual or facsimile signature) and deliver to the Person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company or the Rights Agent may require payment from any holder of a Rights Certificate of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Rights Certificates. The Rights Agent shall not have any duty or obligation to take any action under any section of this Agreement that requires the payment of taxes or charges unless and until it is satisfied that all such payments have been made.

(b) Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Rights Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Rights Certificate, if mutilated, the Company will execute and deliver a new Rights Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered owner in lieu of the Rights Certificate so lost, stolen, destroyed or mutilated.

Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

(a) Subject to Section 7(e) hereof, at any time after the Distribution Date, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including the restrictions on exercisability set forth in Section 9(c), Section 11(a)(iii) and Section 23(a) hereof) in whole or in part upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, accompanied by a signature guarantee and such other documentation as the Rights Agent may reasonably request together with payment of the aggregate Purchase Price with respect to the total number of one one-thousandths of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercisable, at or prior to the earliest of (i) the Final Expiration Date, (ii) the time at which the Rights are redeemed or exchanged as provided in Section 23 and Section 24 hereof, (iii) the time at which the Board determines that this Agreement is no longer necessary or desirable for the preservation of Tax Benefits, and (iv) the close of business on the first day of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward (the earliest of (i)-(iv) being herein referred to as the "Expiration Date").

(b) The Purchase Price for each one one-thousandth of a share of Preferred Stock pursuant to the exercise of a Right initially shall be $100, shall be subject to adjustment from time to time as provided in Section 11 and Section 13(a) hereof and shall be payable in accordance with paragraph (c) below.

(c) Upon receipt of a Rights Certificate representing exercisable Rights, with the form of election to purchase and the certificate contained therein duly completed and executed, accompanied by payment, with respect to each Right so exercised, of the Purchase Price per one one-thousandth of a share of Preferred Stock (or other shares, securities, cash or other assets, as the case may be) to be purchased as set forth below and an amount equal to any applicable transfer tax required to be paid by the holder of the Rights Certificate in accordance with Section 9(e) hereof, the Rights Agent shall, subject to Section 7(f) and Section 20(m) hereof, thereupon promptly (i) (A) requisition from any transfer agent of the shares of Preferred Stock (or make available, if the Rights Agent is the transfer agent for such shares) certificates for the total number of one one-thousandths of a share of Preferred Stock to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) if the Company shall have elected to deposit the total number of shares of Preferred Stock issuable upon exercise of the Rights hereunder with a depositary agent, requisition from the depositary agent depositary receipts representing such number of one one-thousandths of a share of Preferred Stock as are to be purchased (in which case certificates for the shares of Preferred Stock represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company will direct the depositary agent to comply with such request, (ii) requisition from the Company the amount of cash, if any, to be paid in lieu of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or, upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, and (iv) after receipt thereof, deliver such cash, if any, to or upon the order of the registered holder of such Rights Certificate. The payment of the Purchase Price (as such amount may be reduced pursuant to Section 11(a)(iii) hereof) shall be made in cash or by certified bank check or bank draft payable to the order of the Company. In the event that the Company is obligated to issue other securities (including Common Stock) of the Company, pay cash and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when appropriate. The Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock would be issued.

(d) In case the registered holder of any Rights Certificate shall exercise less than all the Rights evidenced thereby, a new Rights Certificate evidencing the Rights remaining unexercised shall be issued by the Rights Agent and delivered to, or upon the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, subject to the provisions of Section 14 hereof.

(e) Notwithstanding anything in this Agreement to the contrary, from and after the first occurrence of a Section 11(a)(ii) Event, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the

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Acquiring Person becomes such, (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with which the Acquiring Person has any continuing plan, agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer that the Board has determined is part of a plan, agreement, arrangement or understanding that has as a primary purpose or effect the avoidance of this Section 7(e), or (iv) subsequent transferees of such Persons described in clauses (i)-(iii) of this sentence, shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise, and such Rights shall not be transferable. The Company shall use all reasonable efforts to ensure that the provisions of this Section 7(e) and Section 4(b) hereof are complied with, but the Company and the Rights Agent shall have no liability to any holder of Rights Certificates or any other Person as a result of the Company's failure to make any determinations with respect to an Acquiring Person or any of such Acquiring Person's Affiliates or Associates or their respective transferees hereunder.

(f) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless such registered holder shall have (i) properly completed and signed the certificate contained in the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise, and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

Section 8. Cancellation and Destruction of Rights Certificates. All Rights Certificates surrendered for the purpose of exercise, transfer, split-up, combination, redemption or exchange shall, if surrendered to the Company or any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Rights Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Rights Certificates to the Company, or shall, at the written request of the Company (and at the expense of the Company), destroy such cancelled Rights Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

Section 9. Reservation and Availability of Capital Stock.

(a) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Preferred Stock (and, following the occurrence of a Triggering Event, out of its authorized and unissued shares of Common Stock and/or other securities or out of its authorized and issued shares held in its treasury), the number of shares of Preferred Stock (and, following the occurrence of a Triggering Event, Common

Stock and/or other securities) that, as provided in this Agreement, including Section 11(a)(iii) hereof, will be sufficient to permit the exercise in full of all outstanding Rights.

(b) So long as the shares of Preferred Stock (and, following the occurrence of a Triggering Event, Common Stock and/or other securities) issuable and deliverable upon the exercise of the Rights may be listed on any national securities exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable (but only to the extent that it is reasonably likely that the Rights will be exercised), all shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

(c) The Company shall use its best efforts to (i) file, as soon as practicable following the earliest date after the first occurrence of a Section 11(a)(ii) Event on which the consideration to be delivered by the Company upon exercise of the Rights has been determined in accordance with Section 11(a)(iii) hereof, a registration statement under the Securities Act, with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing, and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities and (B) the Expiration Date. The Company will also take such action as may be appropriate under, or to ensure compliance with, the securities or "blue sky" laws of the various states in connection with the exercisability of the Rights. The Company may temporarily suspend, for a period of time not to exceed ninety (90) days after the date referenced in clause (i) of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, and the Company shall issue a public announcement at such time as the suspension has been rescinded. In addition, if the Company shall determine that a registration statement is required following the Distribution Date, the Company may temporarily suspend the exercisability of the Rights until such time as a registration statement has become effective. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction if the requisite qualification in such jurisdiction shall not have been obtained, the exercise thereof shall not be permitted under applicable law, or a registration statement shall not have become effective.

(d) The Company covenants and agrees that it will take all such action as may be necessary to ensure that all one one-thousandths of a share of Preferred Stock (and, following the occurrence of a Triggering Event, Common Stock and/or other securities) delivered upon exercise of Rights shall, at the time of delivery of such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable.

(e) The Company covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges that may be payable in respect of the issuance or delivery of the Rights Certificates and of any certificates for a number of one one-thousandths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax that may be payable in respect of any transfer or delivery of Rights Certificates to a Person other than, or the issuance or delivery of a number of one one-thousandths of a share of

Preferred Stock (or Common Stock and/or other securities, as the case may be) in respect of a name other than, that of the registered holder of the Rights Certificates evidencing Rights surrendered for exercise or to issue or deliver any certificates for a number of one one-thousandths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) in a name other than that of the registered holder upon the exercise of any Rights until such tax shall have been paid (any such tax being payable by the holder of such Rights Certificates at the time of surrender) or until it has been established to the Company's and the Rights Agent's satisfaction that no such tax is due.

Section 10. Preferred Stock Record Date. Each Person in the name of which any certificate for a number of one one-thousandths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of such fractional shares of Preferred Stock (or Common Stock and/or other securities, as the case may be) represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and all applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Stock (or Common Stock and/or other securities, as the case may be) transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares (fractional or otherwise) on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Stock (or Common Stock and/or other securities, as the case may be) transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a stockholder of the Company with respect to shares for which the Rights shall be exercisable, including the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. Adjustment of Purchase Price, Number and Kind of Shares or Number of Rights. The Purchase Price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a)

(i) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Stock payable in shares of Preferred Stock, (B) subdivide or split the outstanding shares of Preferred Stock, (C) combine or consolidate the outstanding shares of Preferred Stock into a smaller number of shares, through a reverse stock split or otherwise, or (D) issue any shares of its capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving entity), except as otherwise provided in this Section 11(a) and Section 7(e) hereof, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, split, combination, consolidation or reclassification, and the number and kind of shares of Preferred Stock or capital stock, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Purchase Price

then in effect, the aggregate number and kind of shares of Preferred Stock or capital stock, as the case may be, that, if such Right had been exercised immediately prior to such date and at a time when the Preferred Stock transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, split, combination, consolidation or reclassification. If an event occurs that would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.

(ii) Subject to Section 24 hereof, in the event that any Person shall, at any time after the Rights Dividend Declaration Date, become an Acquiring Person, unless the event causing such Person to become an Acquiring Person is a transaction set forth in Section 13(a) hereof, then, promptly following the occurrence of such event, proper provision shall be made so that each holder of a Right (except as provided below and in Section 7(e) hereof) shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, in lieu of a number of one one-thousandths of a share of Preferred Stock, such number of shares of Common Stock of the Company as shall equal the result obtained by (x) multiplying the then current Purchase Price by the then number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event, and (y) dividing that product (which, following such first occurrence, shall thereafter be referred to as the "Purchase Price" for each Right and for all purposes of this Agreement) by fifty percent (50%) of the Current Market Price (determined pursuant to Section 11(d) hereof) per share of Common Stock on the date of such first occurrence (such number of shares, the "Adjustment Shares").

(iii) In the event that the number of shares of Common Stock that is authorized by the Company's certificate of incorporation, as it may be amended from time to time, but not outstanding or reserved for issuance for purposes other than upon exercise of the Rights, is not sufficient to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii) of this Section 11(a), the Company shall (A) determine the value of the Adjustment Shares issuable upon the exercise of a Right (the "Current Value"), and (B) with respect to each Right (subject to Section 7(e) hereof), make adequate provision to substitute for the Adjustment Shares, upon the exercise of a Right and payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Common Stock or other equity securities of the Company (including shares, or units of shares, of preferred stock, such as the Preferred Stock, that the Board has deemed to have essentially the same value or economic rights as shares of Common Stock (such shares of preferred stock being referred to as "Common Stock Equivalents")), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having an aggregate value equal to the Current Value (less the amount of any reduction in the Purchase Price), where such aggregate value has been determined by the Board based upon the advice of a nationally recognized investment banking firm selected by the Board; provided, however, that if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the later of (x) the first occurrence of a Section 11(a)(ii) Event and (y) the date on which the Company's right of redemption pursuant to Section 23(a) expires (the later of (x) and (y) being referred to herein as the "Section 11(a)(ii) Trigger Date"), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, shares of Common

Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. For purposes of the preceding sentence, the term "Spread" shall mean the excess of (i) the Current Value over (ii) the Purchase Price. If the Board determines in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares (such thirty (30) day period, as it may be extended, being herein called the "Substitution Period"). To the extent that the Company determines that action should be taken pursuant to the first and/or third sentences of this Section 11(a)(iii), the Company (1) shall provide, subject to Section 7(e) hereof, that such action shall apply uniformly to all outstanding Rights, and (2) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek such stockholder approval for such authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of each Adjustment Share shall be the Current Market Price per share of the Common Stock on the Section 11(a)(ii) Trigger Date and the per share or per unit value of any Common Stock Equivalent shall be deemed to equal the Current Market Price per share of the Common Stock on such date.

(b) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of shares of Preferred Stock entitling them to subscribe for or purchase (for a period expiring within forty-five (45) calendar days after such record date) shares of Preferred Stock (or shares having the same rights, privileges and preferences as the shares of Preferred Stock ("Equivalent Preferred Stock")) or securities convertible into Preferred Stock or Equivalent Preferred Stock at a price per share of Preferred Stock or per share of Equivalent Preferred Stock (or having a conversion price per share, if a security convertible into Preferred Stock or Equivalent Preferred Stock) less than the Current Market Price (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of shares of Preferred Stock that the aggregate offering price of the total number of shares of Preferred Stock and/or Equivalent Preferred Stock so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Current Market Price, and the denominator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of additional shares of Preferred Stock and/or Equivalent Preferred Stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, the determination of which shall be described in a written statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Shares of Preferred Stock owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that

such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

(c) In case the Company shall fix a record date for a distribution to all holders of shares of Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving entity), of cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of the Company), assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock) or evidences of indebtedness, or of subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Current Market Price (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock on such record date, less the fair market value (as determined in good faith by the Board, the determination of which shall be described in a written statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a share of Preferred Stock, and the denominator of which shall be such Current Market Price (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Purchase Price shall be adjusted to be the Purchase Price that would have been in effect if such record date had not been fixed.

(d)

(i) For the purpose of any computation hereunder, other than computations made pursuant to Section 11(a)(iii) hereof, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of Common Stock for the thirty (30) consecutive Trading Days immediately prior to such date, and for purposes of computations made pursuant to Section 11(a)(iii) hereof, the Current Market Price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of Common Stock for the ten (10) consecutive Trading Days immediately following such date; provided, however, that in the event that the Current Market Price per share of Common Stock is determined during a period following the announcement by the issuer of such Common Stock of (A) a dividend or distribution on such Common Stock payable in shares of such Common Stock or securities convertible into shares of such Common Stock (other than the Rights), or (B) any subdivision, combination, consolidation, reverse stock split or reclassification of such Common Stock, and the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination, consolidation, reverse stock split or reclassification, shall not have occurred prior to the commencement of the requisite thirty (30) Trading Day or ten (10) Trading Day period, as set forth above, then, and in each such case, the Current Market Price shall be properly adjusted to take into account ex-dividend trading. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if the shares of Common Stock are not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction

reporting system with respect to securities listed on the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the OTC Bulletin Board or OTC Link LLC or such other system then in use, or, if on any such date such prices are not so reported, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board. If on any such date no market maker is making a market in the Common Stock, the fair value of such shares on such date as determined in good faith by the Board shall be used. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading is open for the transaction of business or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, a Business Day. If the Common Stock is not publicly held or not so listed or traded, the Current Market Price per share shall mean the fair value per share as determined in good faith by the Board, the determination of which shall be described in a written statement filed with the Rights Agent and shall be conclusive for all purposes.

(ii) For the purpose of any computation hereunder, the Current Market Price per share of Preferred Stock shall be determined in the same manner as set forth above for the Common Stock in clause (i) of this Section 11(d) (other than the last sentence thereof). If the Current Market Price per share of Preferred Stock cannot be determined in the manner provided above or if the Preferred Stock is not publicly held or listed or traded in a manner described in clause (i) of this Section 11(d), the Current Market Price per share of Preferred Stock shall be conclusively deemed to be an amount equal to one thousand (1,000) (as such number may be appropriately adjusted for such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock occurring after the date of this Agreement) multiplied by the Current Market Price per share of the Common Stock. If neither the Common Stock nor the Preferred Stock is publicly held or so listed or traded, Current Market Price per share of the Preferred Stock shall mean the fair value per share as determined in good faith by the Board, the determination of which shall be described in a written statement filed with the Rights Agent and shall be conclusive for all purposes.

(e) Anything herein to the contrary notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Purchase Price; provided, however, that any adjustments that by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a share of Common Stock or other share or one-millionth of a share of Preferred Stock, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three (3) years from the date of the transaction that mandates such adjustment and (ii) the Expiration Date.

(f) If as a result of an adjustment made pursuant to Section 11(a)(ii) or Section 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock other than Preferred Stock, thereafter the number of such other shares

so receivable upon exercise of any Right and the Purchase Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Stock contained in Sections 11(a), (b), (c), (e), (g), (h), (i), (j), (k) and (m) hereof, and the provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Preferred Stock shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-thousandths of a share of Preferred Stock purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in Section 11(i) hereof, upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c) hereof, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandths of a share of Preferred Stock (calculated to the nearest one-millionth) obtained by (i) multiplying (x) the number of one one-thousandths of a share covered by a Right immediately prior to this adjustment, by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price, and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i) The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in lieu of any adjustment in the number of one one-thousandths of a share of Preferred Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one-ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, stating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in

the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Purchase Price or the number of one one-thousandths of a share of Preferred Stock issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Purchase Price per one one-thousandth of a share and the number of one one-thousandths of a share that were expressed in the initial Rights Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Purchase Price below the then stated value, if any, of the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of the Rights, the Company shall take any corporate action that may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable such number of one one-thousandths of a share of Preferred Stock at such adjusted Purchase Price.

(l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of one one-thousandths of a share of Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of one one-thousandths of a share of Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(m) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that in their good faith judgment the Board shall determine to be advisable in order that any (i) consolidation or subdivision of the Preferred Stock, (ii) issuance wholly for cash of any shares of Preferred Stock at less than the Current Market Price per share of Preferred Stock , (iii) issuance wholly for cash of shares of Preferred Stock or securities that by their terms are convertible into or exchangeable for shares of Preferred Stock, (iv) stock dividends or (v) issuance of rights, options or warrants referred to in this Section 11, hereafter made by the Company to holders of its Preferred Stock shall not be taxable to such stockholders.

(n) The Company covenants and agrees that it shall not, at any time after the Distribution Date, (i) consolidate with any other Person (other than a Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), (ii) merge with or into any other Person (other than a Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), or (iii) sell or transfer (or permit any Subsidiary of the Company to sell or transfer), in one transaction, or a series of related transactions, assets, cash flow or earning power aggregating more than fifty percent (50%) of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its

Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof), if (x) at the time of or immediately after such consolidation, merger or sale or transfer there are any rights, warrants or other instruments or securities outstanding or agreements in effect that would eliminate or substantially diminish the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with or immediately after such consolidation, merger or sale or transfer, the stockholders of the Person that constitutes, or would constitute, the "Principal Party" for purposes of Section 13(a) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates and Associates.

(o) The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Section 23, Section 24 or Section 27 hereof, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will eliminate or diminish substantially the benefits intended to be afforded by the Rights.

(p) Anything in this Agreement to the contrary notwithstanding, in the event that the Company shall at any time after the Rights Dividend Declaration Date and prior to the Distribution Date (i) declare a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine or consolidate the outstanding shares of Common Stock into a smaller number of shares, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Date, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 and Section 13 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief, but reasonably detailed statement of the facts accounting for such adjustment, (b) promptly file with the Rights Agent, and with each transfer agent for the Preferred Stock and the Common Stock, a copy of such certificate and (c) if a Distribution Date has occurred, mail a brief summary thereof to each holder of a Rights Certificate in accordance with Section 25 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any statement unless and until it shall have received such certificate.

Section 13. Consolidation, Merger or Sale or Transfer of Assets, Cash Flow or Earning Power.

(a) In the event that, following the Stock Acquisition Date, directly or indirectly, (x) the Company shall consolidate with, or merge with and into, any other Person (other than a Subsidiary of the Company in a transaction that complies with Section 11(o)

hereof), and the Company shall not be the continuing or surviving entity of such consolidation or merger, (y) any Person (other than a Subsidiary of the Company in a transaction that complies with Section 11(o) hereof) shall consolidate with, or merge with or into, the Company, and the Company shall be the continuing or surviving entity of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or (z) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one transaction or a series of related transactions, assets, cash flow or earning power aggregating more than fifty percent (50%) of the assets, cash flow or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons (other than the Company or any Subsidiary of the Company in one or more transactions each of which complies with Section 11(o) hereof), then, and in each such case, proper provision shall be made so that: (i) each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, such number of validly authorized and issued, fully paid, nonassessable and freely tradeable shares of Common Stock of the Principal Party, not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the result obtained by (1) multiplying the then current Purchase Price by the number of one one-thousandths of a share of Preferred Stock for which a Right is exercisable immediately prior to the first occurrence of a Section 13 Event (or, if a Section 11(a)(ii) Event has occurred prior to the first occurrence of a Section 13 Event, multiplying the number of such one one-thousandths of a share for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event by the Purchase Price in effect immediately prior to such first occurrence of a Section 11(a)(ii) Event), and (2) dividing that product (which, following the first occurrence of a Section 13 Event, shall be referred to as the "Purchase Price" for each Right and for all purposes of this Agreement) by fifty percent (50%) of the Current Market Price (determined pursuant to Section 11(d)(i) hereof) per share of the Common Stock of such Principal Party on the date of consummation of such Section 13 Event; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such Section 13 Event, all the obligations and duties of the Company pursuant to this Agreement; (iii) the term "Company" shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall apply only to such Principal Party following the first occurrence of a Section 13 Event; (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Stock) in connection with the consummation of any such transaction as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its shares of Common Stock thereafter deliverable upon the exercise of the Rights; and (v) the provisions of Section 11(a)(ii) hereof shall be of no effect following the first occurrence of any Section 13 Event.

(b) "Principal Party" shall mean:

(i) in the case of any transaction described in clause (x) or (y) of the first sentence of Section 13(a) hereof, the Person that is the issuer of any securities into which shares of Common Stock of the Company are converted in such merger or consolidation, and if no securities are so issued, the Person that is the other party to such merger or consolidation; and

(ii) in the case of any transaction described in clause (z) of the first sentence of Section 13 (a) hereof, the Person that is the party receiving the greatest portion of the assets, cash flow or earning power transferred pursuant to such transaction or transactions;

provided, however, that, in any such case, (1) if the Common Stock of such Person is not at such time and has not been continuously over the preceding twelve (12) month period registered under Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary of another Person the Common Stock of which is and has been so registered, "Principal Party" shall refer to such other Person; and (2) in case such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Stock of two or more of which is and has been so registered, "Principal Party" shall refer to whichever of such Persons is the issuer of the Common Stock having the greatest aggregate market value.

(c) The Company shall not consummate any such consolidation, merger, sale or transfer unless the Principal Party shall have a sufficient number of authorized shares of its Common Stock that have not been issued or reserved for issuance to permit the exercise in full of the Rights in accordance with this Section 13 and unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in paragraphs (a) and (b) of this Section 13 and further providing that, as soon as practicable after the date of any consolidation, merger or sale or other transfer of assets mentioned in paragraph (a) of this Section 13, the Principal Party will:

(i) prepare and file a registration statement under the Securities Act, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form and use its best efforts to cause such registration statement to (A) become effective as soon as practicable after such filing and (B) remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date;

(ii) take all such other action as may be necessary to enable the Principal Party to issue the securities purchasable upon exercise of the Rights, including but not limited to the registration or qualification of such securities under all requisite securities laws of jurisdictions of the various states and the listing of such securities on such exchanges and trading markets as may be necessary or appropriate; and

(iii) deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates that comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act.

The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. In the event that a Section 13 Event shall occur at any time after the occurrence of a Section 11(a)(ii) Event, the Rights that have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).

Section 14. Fractional Rights and Fractional Shares.

(a) The Company shall not be required to issue fractions of Rights, except prior to the Distribution Date as provided in Section 11(p) hereof, or to distribute Rights Certificates that evidence fractional Rights. In lieu of such fractional Rights, the Company shall pay to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price of the Rights for any Trading Day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if the Rights are not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading, or if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by OTC Bulletin Board or OTC Link LLC or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights, selected by the Board. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board shall be used.

(b) The Company shall not be required to issue fractions of shares of Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock) upon exercise of the Rights or to distribute certificates that evidence fractional shares of Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock). In lieu of fractional shares of Preferred Stock that are not integral multiples of one one-thousandth of a share of Preferred Stock, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one one-thousandth of a share of Preferred Stock. For purposes of this Section 14(b), the current market value of one one-thousandth of a share of Preferred Stock shall be one one-thousandth of the closing price of a share of Preferred Stock (determined in the manner in which closing prices would be determined for purposes of determining a Current Market Price per share of Preferred Stock pursuant to Section 11(d)(ii) hereof) on the Trading Day immediately prior to the date of such exercise.

(c) Following the occurrence of a Triggering Event, the Company shall not be required to issue fractions of shares of Common Stock upon exercise of the Rights or to distribute certificates that evidence fractional shares of Common Stock. In lieu of fractional shares of Common Stock, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one (1) share of Common Stock. For purposes of this Section 14(c), the current market value of one (1) share of Common Stock shall be the closing

price per share of Common Stock (as determined pursuant to Section 11(d)(i) hereof) on the Trading Day immediately prior to the date of such exercise.

(d) The holder of a Right by the acceptance of the Rights expressly waives such holder’s right to receive any fractional Rights or any fractional shares upon exercise of a Right, except as permitted by this Section 14.

(e) Whenever a payment for fractional Rights or fractional shares is to be made by the Rights Agent under any section of this Agreement, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payments and the prices and formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent shall have no obligation to make fractional payments unless the Company shall have provided the necessary funds to pay in full all amounts due and payable with respect thereto. The Rights Agent shall be fully protected in relying upon such a certificate and shall have no duty with respect to, and shall not be deemed to have knowledge of, any payment for fractional Rights or fractional shares under any section of this Agreement relating to the payment of fractional Rights or fractional shares unless and until the Rights Agent shall have received such a certificate and sufficient monies.

Section 15. Rights of Action. All rights of action in respect of this Agreement, except the rights of action that are given to the Rights Agent under Section 18 hereof, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Rights Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, of the Common Stock), may, in such holder's own behalf and for such holder's own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations hereunder and injunctive relief against actual or threatened violations of the obligations hereunder of any Person subject to this Agreement.

Section 16. Agreement of Rights Holders. Every holder of a Right by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of shares of Common Stock;

(b) after the Distribution Date, the Rights Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates properly completed and duly executed;

(c) subject to Section 6(a) and Section 7(f) hereof, the Company and the Rights Agent may deem and treat the Person in the name of which a Rights Certificate (or, prior to the Distribution Date, the associated Common Stock certificate (or book entry shares in respect of Common Stock)) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated Common Stock certificate (or notices provided to holders of book entry shares of Common Stock) made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to the last sentence of Section 7(e) hereof, shall be required to be affected by any notice to the contrary; and

(d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, judgment or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company shall use its best efforts to have any such order, decree, judgment or ruling lifted or otherwise overturned as soon as possible.

Section 17. Rights Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose to be the holder of the number of one one-thousandths of a share of Preferred Stock or any other securities of the Company that may at any time be issuable on the exercise or exchange of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent with respect to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised or exchanged in accordance with the provisions hereof.

Section 18. Concerning the Rights Agent.

(a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with a fee schedule to be mutually agreed upon, and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and disbursements and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also covenants and agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including, without limitation, the reasonable fees and expenses of legal counsel) that may be paid, incurred or suffered by it without gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, for any action taken, suffered or omitted by the Rights Agent in connection with, or arising from or out of, the

acceptance, performance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder.

(b) Notwithstanding anything contained herein to the contrary, the Rights Agent's aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to the Rights Agent as fees and charges, but not including reimbursable expenses, during the twelve (12) months immediately preceding the event for which recovery from Rights Agent is being sought. The Rights Agent shall not be liable to any Person for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, punitive, special or incidental damages arising out of any act or failure to act hereunder even if the Rights Agent has been advised of or has foreseen the possibility of such damages.

(c) The Rights Agent shall be fully authorized and protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its acceptance and administration of this Agreement in reliance upon any Rights Certificate or certificate for Common Stock or for other securities of the Company (including in the case of uncertificated securities, by notation in book entry accounts reflecting ownership), instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where explicitly required hereunder, verified or acknowledged, by the proper Person or Persons or upon any written instructions from the Company with respect to any matter relating to its acting as Rights Agent hereunder. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith, unless and until it has received such notice in writing.

(d) This Section 18 and Section 20 below shall survive the expiration of the Rights, the termination of this Agreement or the resignation, replacement or removal of the Rights Agent.

Section 19. Merger or Consolidation or Change of Name of Rights Agent.

(a) Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the corporate trust, stock transfer or other stockholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; but only if such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of a predecessor Rights Agent and deliver such Rights

Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

Section 20. Duties of Rights Agent. The Rights Agent undertakes the express duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent shall act hereunder solely as agent for the Company, and its duties shall be determined solely by the express provisions hereof (and no duties or obligations shall be inferred or implied). The Rights Agent shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the Rights Certificates.

(b) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company) and the opinion and advice of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in the absence of bad faith and in accordance with such opinion or advice.

(c) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any holder of Rights Certificates or any other Person with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company; provided, however, that the Rights Agent shall provide notice to the Company of any such written demand received.

(d) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including the identity of any Acquiring Person and the determination of Current Market Price) be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an Appropriate Officer, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered by it under the provisions of this Agreement in reliance upon such certificate.

(e) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, inform the Company seeking clarification and may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Right or any other Person or entity for refraining from taking such action, unless the Rights Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the reasonable satisfaction of Rights Agent.

(f) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Rights Certificates or be required to verify the same (except as to its countersignature on such Rights Certificates), but all such statements and recitals are and shall be deemed to have been made by the Company only.

(g) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Rights Certificate (except its countersignature thereof); shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; shall not be responsible for any adjustment required under the provisions of Section 11, Section 13 or Section 24 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after actual written notice of any such adjustment); and shall not by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Preferred Stock or Common Stock to be issued pursuant to this Agreement or any Rights Certificate or as to whether any shares of Preferred Stock or Common Stock will, when so issued, be validly authorized and issued, fully paid and nonassessable.

(h) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(i) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Appropriate Officer, the Secretary or any Assistant Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in accordance with instructions of any such officer.

(j) The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other Person.

(k) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, absent gross negligence bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(l) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder (other than internal costs incurred by the Rights Agent in providing services to the Company in the ordinary course of its business as Rights Agent and for which it shall be compensated pursuant to Section 18(a)) or in the exercise of its rights if it reasonably believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(m) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been completed or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company. The Rights Agent shall not be liable for any delay in acting while waiting for instructions from the Company.

(n) The Rights Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(o) The Rights Agent shall not be accountable or under any duty or responsibility for the use by the Company of any Rights authenticated by the Rights Agent and delivered by it to the Company pursuant to this Agreement or for the application by the Company of the proceeds of the issue and sale, or exercise, of the Rights.

(p) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon any guaranty of signature by an "eligible guarantor institution" that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable "signature guarantee program" or insurance program in addition to, or in substitution for, the foregoing.

(q) The Rights Agent shall have no responsibility to the Company, any holders of Rights or any holders of shares of Common Stock for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days' notice in writing mailed to the Company, and to each transfer agent of the Common Stock and Preferred Stock (in the event that the Rights Agent or one of its Affiliates is not also the

transfer agent of the Common Stock and Preferred Stock), by first class mail, and, if such resignation occurs after the Distribution Date, the Company shall notify the registered holders of the Rights Certificates by first-class mail. The Company may, in its sole discretion, remove the Rights Agent or any successor Rights Agent upon thirty (30) days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock and Preferred Stock, by registered or certified mail, and, if such removal occurs after the Distribution Date, to the holders of the Rights Certificates by first-class mail. In the event any transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then any registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a legal business entity organized and doing business under the laws of the United States, in good standing, having an office in the State of New York, that is authorized under such laws to exercise corporate trust or stock transfer or stockholders services powers or (b) an affiliate of a legal business entity described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed reasonably necessary and at the Company's expense for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock and the Preferred Stock, and, if such appointment occurs after the Distribution Date, mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22. Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Rights Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of shares of Common Stock following the Distribution Date and prior to the redemption, exchange or expiration of the Rights, the Company (a) shall, with respect to shares of Common Stock so issued or sold (x) pursuant to the exercise of stock options or pursuant to awards under any employee plan or arrangement, which stock options or awards are outstanding as of the Distribution Date, or (y) upon the exercise, conversion or exchange of securities issued by the Company after the date of this Agreement (except as may otherwise be provided in the instrument(s) governing such securities), and (b) may, in any other case, if deemed necessary or appropriate by the Board, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

Section 23. Redemption and Termination.

(a) The Board may, at its option, at any time prior to the earlier of (i) the close of business on the tenth (10th) Business Day following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the close of business on the tenth (10th) Business Day following the Record Date) and (ii) the Final Expiration Date, direct the Company to, and, if so directed, the Company shall, redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of a Section 11(a)(ii) Event until such time as the Company's right of redemption hereunder has expired. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the Current Market Price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.

(b) Immediately upon the action of the Board ordering the redemption of the Rights, written evidence of which shall have been filed with the Rights Agent and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. Promptly after the action of the Board ordering the redemption of the Rights, the Company shall give written notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice to all such holders at each holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives such notice. The failure to give, or any defect in, such notice shall not affect the validity of such redemption. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(c) Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 and other than in connection with the purchase or repurchase by any of them of Common Stock prior to the Distribution Date.

Section 24. Exchange.

(a) The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 7(e) hereof) for shares of Common Stock at an exchange ratio of one (1) share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board shall not be empowered to effect such exchange at any time after (i) any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary, or any entity holding shares of Common Stock for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of fifty percent (50%) or more of the Common Stock then outstanding or (ii) the occurrence of a Section 13 Event.

(b) Immediately upon the action of the Board ordering the exchange of any Rights pursuant to subsection (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange (with prompt written notice of same to the Rights Agent); provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights that will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights that have become null and void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

(c) Following the action of the Board ordering the exchange of any Rights pursuant to subsection (a) of this Section 24, the Company may implement such procedures in its sole discretion as it deems appropriate for the purpose of ensuring that the Common Stock (or such other consideration) issuable upon an exchange pursuant to this Section 24 not be received by holders of Rights that have become null and void pursuant to Section 7(e) hereof. In furtherance thereof, if so directed by the Company, shares of Common Stock (or other consideration) potentially issuable upon an exchange pursuant to this Section 24 to holders of Rights that have not verified to the satisfaction of the Company, in its sole discretion, that they are not Acquiring Persons may be deposited in a trust established by the Company pending receipt of appropriate verification. To the extent that such trust is established, holders of Rights entitled to receive such shares of Common Stock (or other consideration) pursuant to an exchange pursuant to this Section 24 that have not previously received such shares of Common Stock (or other consideration) shall be entitled to receive such shares of Common Stock (or other consideration) (and any dividends paid or distributions made thereon after the date on which such shares of Common Stock (or other consideration) are deposited in the trust) only from the

trust and solely upon compliance with the relevant terms and provisions of the applicable trust agreement.

(d) In any exchange pursuant to this Section 24, the Company, at its option, may substitute Preferred Stock (or Equivalent Preferred Stock) for Common Stock exchangeable for Rights, at the initial rate of one one-thousandth of a share of Preferred Stock (or Equivalent Preferred Stock) for each share of Common Stock, as appropriately adjusted to reflect stock splits, stock dividends and other similar transactions after the date hereof.

(e) In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exchange of the Rights.

(f) The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates that evidence fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock. For the purposes of this subsection (f), the current market value of a whole share of Common Stock shall be the closing price of a share of Common Stock (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this Section 24.

Section 25. Notice of Certain Events.

(a) In case the Company shall propose, at any time after the Distribution Date, (i) to pay any dividend payable in stock of any class to the holders of Preferred Stock or to make any other distribution to the holders of Preferred Stock (other than a regular quarterly cash dividend out of earnings or retained earnings of the Company), or (ii) to offer to the holders of Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Preferred Stock or shares of stock of any class or any other securities, rights or options, or (iii) to effect any reclassification of its Preferred Stock (other than a reclassification involving only the subdivision of outstanding shares of

Preferred Stock), or (iv) to effect any consolidation or merger into or with any other Person (other than a Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one transaction or a series of related transactions, of more than fifty percent (50%) of the assets, cash flow or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof), or (v) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to each holder of a Rights Certificate, to the extent feasible and in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the

holders of the shares of Preferred Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least twenty (20) days prior to the record date for determining holders of the shares of Preferred Stock for purposes of such action, and in the case of any such other action, at least twenty (20) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the shares of Preferred Stock, whichever shall be the earlier.

(b) In the event that any Section 11(a)(ii) Event shall occur, (i) the Company shall as soon as practicable thereafter give to each holder of a Rights Certificate, to the extent feasible and in accordance with Section 26 hereof, a notice of the occurrence of such event, which shall specify the event and the consequences of the event to holders of Rights under Section 11(a)(ii) hereof, and (ii) all references in the preceding paragraph to Preferred Stock shall be deemed thereafter to refer to Common Stock and/or, if appropriate, other securities.

Section 26. Notices.

(a) Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if in writing and when sent by recognized national overnight delivery service or by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent by the Company) as follows:

CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015
Attention: Corporate Secretary

(b) Subject to the provisions of Section 21, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given if in writing and when sent by first-class mail, postage prepaid, addressed (until another address is filed in writing by the Rights Agent with the Company) as follows:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Attention: Client Services

(c) Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, if prior to the Distribution Date, to the holder of shares of Common Stock) shall be sufficiently given or made if sent or delivered by recognized national overnight delivery service or by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 27. Supplements and Amendments. Prior to the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement without the approval of any holders of shares of Common Stock;

provided, however, that the Company shall not extend the Final Expiration Date beyond 5:00 P.M., New York City time, on September 5, 2017 unless such extension is approved by the stockholders of the Company as provided in Section 1 (w) hereof. From and after the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, (iii) to shorten or lengthen any time period hereunder or (iv) to change or supplement the provisions hereunder in any manner that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person). Upon the delivery of a certificate from an Appropriate Officer of the Company that states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment. The Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent. Notwithstanding anything herein to the contrary, this Agreement may not be amended (other than pursuant to clauses (i) or (ii) of the second sentence of this Section 27) at a time when the Rights are not redeemable.

Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 29. Determinations and Actions by the Board, etc. The Board shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of this Agreement, including the right and power to (i) interpret the provisions of this Agreement and the provisions of Section 382 and the Treasury Regulations promulgated thereunder, and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend this Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) that are done or made by the Board in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent (except with respect to its own rights, duties, obligations or immunities under this Agreement), the holders of the Rights and all other Persons, and (y) not subject the Board or any of the directors on the Board to any liability to the holders of the Rights. The Rights Agent is entitled always to assume that the Board acted in good faith and shall be fully protected and incur no liability in reliance thereon.

Section 30. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of the Common Stock) any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of the Common Stock).

Section 31. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board determines in its good faith judgment that severing the invalid language from this Agreement would adversely affect the purpose or effect of this Agreement, the right of redemption set forth in Section 23 hereof shall be reinstated and shall not expire until the close of business on the tenth Business Day following the date of such determination by the Board. Without limiting the foregoing, if any provision requiring a specific group of directors of the Company to act is held by any court of competent jurisdiction or other authority to be invalid, void or unenforceable, such determination shall then be made by the Board in accordance with applicable law and the Company's certificate of incorporation and bylaws. Notwithstanding anything contained herein, if any excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to the Company.

Section 32. Governing Law. This Agreement, each Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

Section 33. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement executed or transmitted electronically shall have the same authority, effect and enforceability as an original signature.

Section 34. Descriptive Headings; Interpretation. Descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

Section 35. Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

Section 36. Confidentiality. The Rights Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public warrant holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services provided hereunder shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law or by the rules or regulations of any securities exchange, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

[*Signature page follows.*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CF INDUSTRIES HOLDINGS, INC.

By /s/ Douglas C. Barnard

Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

COMPUTERSHARE TRUST COMPANY, N.A.

By /s/ David L. Adamson
Name: David L. Adamson
Title: Vice President

[Tax Benefits Preservation Plan]

Exhibit A

FORM OF

**CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS OF
SERIES B JUNIOR PARTICIPATING PREFERRED STOCK**

OF

CF INDUSTRIES HOLDINGS, INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

CF Industries Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY that, pursuant to the authority vested in the Board of Directors of the Corporation (the "Board of Directors") by the certificate of incorporation of the Corporation, the Board of Directors on September 6, 2016, duly adopted the following resolution creating a series of shares of Preferred Stock of the Corporation designated as Series B Junior Participating Preferred Stock:

RESOLVED, that, pursuant to the authority granted to and vested in the board of directors (the "Board of Directors") of CF Industries Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of the certificate of incorporation of the Corporation (as may be amended from time to time, the "Certificate of Incorporation"), a series of preferred stock, par value $0.01 per share, of the Corporation ("Preferred Stock") be, and it hereby is, created, and that the designations and number of shares thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof, are as follows:

Section 1. Designation and Amount. There shall be a series of Preferred Stock that shall be designated as "Series B Junior Participating Preferred Stock" and the number of shares constituting such series shall be five hundred thousand (500,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series B Junior Participating Preferred Stock to a number less than the number of shares of Series B Junior Participating Preferred Stock then outstanding plus the number of shares of Series B Junior Participating Preferred Stock reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series B Junior Participating Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series B Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series B Junior Participating Preferred Stock, in preference to the holders of common stock, par value $0.01 per share, of the Corporation ("Common Stock"), and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the fifteenth (15th) day of February, May, August and November in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series B Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, one thousand (1,000) times the aggregate per share amount of all cash dividends, and one thousand (1,000) times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series B Junior Participating Preferred Stock. In the event the Corporation shall at any time after September 6, 2016 (the "Rights Dividend Declaration Date") (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series B Junior Participating Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series B Junior Participating Preferred Stock as provided in Paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Series B Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series B Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series B Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a

Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series B Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series B Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series B Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than thirty (30) days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series B Junior Participating Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series B Junior Participating Preferred Stock shall entitle the holder thereof to one thousand (1,000) votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Dividend Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series B Junior Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein or by law, the holders of shares of Series B Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C)

(i) If at any time dividends on any Series B Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "default period") that shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series B Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of the Series B Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two (2) directors.

(ii) During any default period, such voting right of the holders of Series B Junior Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(C) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of directors shall be exercised unless the holders of ten percent (10%) in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) directors or, if such right is exercised at an annual meeting, to elect two (2) directors. If the number that may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect directors in any default period and during the continuance of such period, the number of directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or *pari passu* with the Series B Junior Participating Preferred Stock.

(iii) Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the President, a Vice President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this Paragraph (C)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than twenty (20) days and not later than sixty (60) days after such order or request or in default of the calling of such meeting within sixty (60) days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this Paragraph (C)(iii), no such special meeting shall be called during the period within sixty (60) days immediately preceding the date fixed for the next annual meeting of the stockholders of the Corporation.

(iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of directors until the holders of Preferred Stock shall

have exercised their right to elect two (2) directors voting as a class, after the exercise of which right (x) the directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in Paragraph (C)(ii) of this Section 3) be filled by vote of a majority of the remaining directors theretofore elected by the holders of the class of stock that elected the director whose office shall have become vacant. References in this Paragraph (C) to directors elected by the holders of a particular class of stock shall include directors elected by such directors to fill vacancies as provided in clause (y) of the foregoing sentence.

(v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect directors shall cease, (y) the term of any directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of directors shall be such number as may be provided for in the Certificate of Incorporation or bylaws of the Corporation (as may be amended from time to time, the "By-Laws") irrespective of any increase made pursuant to the provisions of Paragraph (C)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the Certificate of Incorporation or the By-Laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining directors.

(D) Except as set forth herein, holders of Series B Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series B Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Junior Participating Preferred Stock, except dividends paid ratably on the Series B Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in

arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Junior Participating Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series B Junior Participating Preferred Stock; or

(iv) purchase or otherwise acquire for consideration any shares of Series B Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series B Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under Paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series B Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series B Junior Participating Preferred Stock shall have received an amount equal to $1,000 per share of Series B Junior Participating Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series B Liquidation Preference"). Following the payment of the full amount of the Series B Liquidation Preference, no additional distributions shall be made to the holders of shares of Series B Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share

(the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series B Liquidation Preference by (ii) one thousand (1,000) (as appropriately adjusted as set forth in subsection (C) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series B Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series B Junior Participating Preferred Stock and Common Stock, respectively, holders of Series B Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to one (1) with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, that rank on a parity with the Series B Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(C) In the event the Corporation shall at any time after the Rights Dividend Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series B Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to one thousand (1,000) times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Dividend Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series B Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock

outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series B Junior Participating Preferred Stock shall not be redeemable.

Section 9. Ranking. The Series B Junior Participating Preferred Stock shall rank junior to all other series of the Corporation's Preferred Stock (other than the Series A Junior Participating Preferred Stock, with which the Series B Junior Participating Preferred Stock shall rank in parity) as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 10. Amendment. At any time when any shares of Series B Junior Participating Preferred Stock are outstanding, neither the Certificate of Incorporation nor this Certificate of Designations shall be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series B Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series B Junior Participating Preferred Stock, voting separately as a class.

Section 11. Fractional Shares. Series B Junior Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series B Junior Participating Preferred Stock.

IN WITNESS WHEREOF, CF Industries Holdings, Inc. has caused this Certificate of Designations to be executed in its corporate name this _____________ day of _____________, 20____.

CF INDUSTRIES HOLDINGS, INC.

By: ______________________________
Name:
Title:

Exhibit B

[Form of Rights Certificate]

Certificate No. R- _______ Rights

NOT EXERCISABLE AFTER 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 5, 2017 (OR SUCH LATER DATE AND TIME (BUT NOT LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 5, 2019) AS MAY BE DETERMINED BY THE BOARD AND APPROVED BY THE STOCKHOLDERS OF THE COMPANY BY A VOTE OF THE MAJORITY OF THE VOTES CAST BY THE HOLDERS OF SHARES ENTITLED TO VOTE THEREON AT A MEETING OF THE STOCKHOLDERS OF THE COMPANY PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 5, 2017) OR SUCH TIME AS THE RIGHTS ARE EARLIER REDEEMED, EXCHANGED OR TERMINATED OR SUCH OTHER EARLIER EXPIRATION DATE (AS DEFINED IN THE TAX BENEFITS PRESERVATION PLAN). THE RIGHTS ARE SUBJECT TO REDEMPTION AT THE OPTION OF THE COMPANY, AT $0.001 PER RIGHT, AND TO EXCHANGE ON THE TERMS SET FORTH IN THE TAX BENEFITS PRESERVATION PLAN. UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON (AS SUCH TERM IS DEFINED IN THE TAX BENEFITS PRESERVATION PLAN) AND ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID. [THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON THAT WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE TAX BENEFITS PRESERVATION PLAN). ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF SUCH AGREEMENT.][1]

Rights Certificate

CF INDUSTRIES HOLDINGS, INC.

This certifies that ___________, or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Tax Benefits Preservation Plan, dated as of September 6, 2016 (the "Tax Benefits Preservation Plan"), between CF Industries Holdings, Inc., a Delaware corporation (the "Company"), and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (the "Rights Agent"), to purchase from the Company at any time prior to 5:00 P.M. (New York City time) on September 5, 2017 (or such later date and time (but not later than 5:00 P.M. (New York City time) on September 5, 2019) as may be determined by the Board and approved

[1] The portion of the legend in brackets shall be inserted only if applicable and shall replace the preceding sentence.

by the stockholders of the Company by a vote of the majority of the votes cast by the holders of shares entitled to vote thereon at a meeting of the stockholders of the Company prior to 5:00 P.M. (New York City time) on September 5, 2017) or such time as the Rights are earlier redeemed, exchanged or terminated or such other earlier Expiration Date (as defined in the Tax Benefits Preservation Plan), at the office or offices of the Rights Agent designated for such purpose, or its successors as Rights Agent, one one-thousandth of a fully paid, non-assessable share of Series B Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at a purchase price of $100 per one one-thousandth of a share (the "Purchase Price"), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase and related Certificate duly executed. The number of Rights evidenced by this Rights Certificate (and the number of shares that may be purchased upon exercise thereof) set forth above, and the Purchase Price per share set forth above, are the number and Purchase Price as of September 6, 2016, based on the Preferred Stock as constituted at such date. The Company reserves the right to require prior to the occurrence of a Triggering Event (as such term is defined in the Tax Benefits Preservation Plan) that a number of Rights be exercised so that only whole shares of Preferred Stock will be issued. Capitalized terms used in this Rights Certificate without definition shall have the meaning ascribed to them in the Tax Benefits Preservation Plan.

Upon the occurrence of a Section 11(a)(ii) Event (as such term is defined in the Tax Benefits Preservation Plan), if the Rights evidenced by this Rights Certificate are beneficially owned by (i) an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined in the Tax Benefits Preservation Plan), (ii) a transferee of any such Acquiring Person, Associate or Affiliate, or (iii) under certain circumstances specified in the Tax Benefits Preservation Plan, a transferee of a Person that, after such transfer, became an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, such Rights shall become null and void and no holder hereof shall have any right with respect to such Rights from and after the occurrence of such Section 11(a)(ii) Event.

As provided in the Tax Benefits Preservation Plan, the Purchase Price and the number and kind of shares of Preferred Stock or other securities, which may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the happening of certain events, including Triggering Events.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Tax Benefits Preservation Plan, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Tax Benefits Preservation Plan reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates, which limitations of rights include the temporary suspension of the exercisability of such Rights under the specific circumstances set forth in the Tax Benefits Preservation Plan. Copies of the Tax Benefits Preservation Plan are on file at the above-mentioned office of the Rights Agent and are also available upon written request to the Rights Agent.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of one one-thousandths of a share of Preferred Stock as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered shall have entitled such holder to purchase. If this Rights Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Tax Benefits Preservation Plan, the Rights evidenced by this Certificate may be redeemed by the Company at its option at a redemption price of $0.001 per Right at any time prior to the earlier of the close of business on (i) the tenth Business Day following the Stock Acquisition Date, and (ii) the Final Expiration Date. In addition, under certain circumstances following the Stock Acquisition Date, the Rights may be exchanged, in whole or in part, for shares of the Common Stock, or shares of preferred stock of the Company having essentially the same value or economic rights as such shares. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights that are not subject to such exchange) will terminate and the Rights will only enable holders to receive the shares issuable upon such exchange.

No fractional shares of Preferred Stock will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), but in lieu thereof a cash payment will be made, as provided in the Tax Benefits Preservation Plan. The Company, at its election, may require that a number of Rights be exercised so that only whole shares of Preferred Stock would be issued.

No holder of this Rights Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of shares of Preferred Stock or of any other securities of the Company that may at any time be issuable on the exercise hereof, nor shall anything contained in the Tax Benefits Preservation Plan or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give consent to or withhold consent from any corporate action, or, to receive notice of meetings or other actions affecting stockholders (except as provided in the Tax Benefits Preservation Plan), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Rights Certificate shall have been exercised as provided in the Tax Benefits Preservation Plan.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its facsimile corporate seal.

Dated as of ___________ __, ______

ATTEST: CF INDUSTRIES HOLDINGS, INC.

______________________________ By ______________________________
Title: Title:

Countersigned:

COMPUTERSHARE TRUST COMPANY, N.A.

By ______________________________
Authorized Signature

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ______________________________ hereby sells, assigns and transfers unto

____

____

(Please print name and address of transferee)

____
this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________ Attorney, to transfer the within Rights Certificate on the books of the within named Company, with full power of substitution.

Dated: ___________________,____

____
Signature

Signature Guaranteed:

Certificate

The undersigned hereby certifies by checking the appropriate boxes that:

(1) this Rights Certificate [ ] is [ ] is not beneficially owned by an Acquiring Person and [ ] is [ ] is not being sold, assigned and transferred by or on behalf of a Person that is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Tax Benefits Preservation Plan);

(2) after due inquiry and to the best knowledge of the undersigned, it [ ] did [ ] did not acquire the Rights evidenced by this Rights Certificate from any Person that is, was or subsequently became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Dated: __________________,____

____
Signature

Signature Guaranteed:

NOTICE

The signature to the foregoing Assignment and Certificate must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires
to exercise Rights represented
by the Rights Certificate.)

To: CF Industries Holdings, Inc.:

The undersigned hereby irrevocably elects to exercise ________ Rights represented by this Rights Certificate to purchase the shares of Preferred Stock issuable upon the exercise of the Rights (or such other securities of the Company or of any other person that may be issuable upon the exercise of the Rights) and requests that such shares be issued in the name of and delivered to:

Please insert social security
or other identifying number

____
(Please print name and address)
____

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

____
(Please print name and address)
____

Dated: ___________________,____

Signature

Signature Guaranteed:

Certificate

The undersigned hereby certifies by checking the appropriate boxes that:

(1) the Rights evidenced by this Rights Certificate [ ] are [ ] are not beneficially owned by an Acquiring Person and [ ] are [ ] are not being exercised by or on behalf of a Person that is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Tax Benefits Preservation Plan);

(2) after due inquiry and to the best knowledge of the undersigned, it [ ] did [ ] did not acquire the Rights evidenced by this Rights Certificate from any Person that is, was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Dated: ___________________,____

Signature

Signature Guaranteed:

NOTICE

The signature to the foregoing Election to Purchase and Certificate must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

Exhibit C

FORM OF

SUMMARY OF RIGHTS TO PURCHASE
PREFERRED STOCK

On September 6, 2016, the Board of Directors (the "Board") of CF Industries Holdings, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock"), to stockholders of record at the close of business on September 16, 2016 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), at a purchase price of $100 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Tax Benefits Preservation Plan (the "Tax Benefits Preservation Plan") between the Company and Computershare Trust Company, N.A., as Rights Agent. The Tax Benefits Preservation Plan is intended to help protect the Company's tax net operating losses and certain other tax assets ("Tax Benefits") by deterring any person from becoming a "5-percent shareholder" (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) (a "5% Shareholder").

Rights Certificates; Exercise Period.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate rights certificates ("Rights Certificates") will be distributed. Subject to certain exceptions specified in the Tax Benefits Preservation Plan, the Rights will separate from the Common Stock and a distribution date (the "Distribution Date") will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has become a 5% Shareholder (the "Stock Acquisition Date") and (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, in the case of book entry shares, by the notations in the book entry accounts) and will be transferred with and only with such Common Stock, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Tax Benefits Preservation Plan by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Tax Benefits Preservation Plan, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series B Preferred Stock will be issued.

The definition of "Acquiring Person" contained in the Tax Benefits Preservation Plan contains several exemptions, including for (i) the Company or any of its subsidiaries; (ii) any employee benefit plan of the Company, or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; (iii) any person who becomes a 5% Shareholder as a result of a reduction in the number of shares of Common Stock by the Company or a stock dividend, stock split, reverse stock split or similar transaction, unless and until such person increases his ownership by more than one (1) percentage point over such person's lowest percentage stock ownership on or after the consummation of the relevant transaction; (iv) any person who, together with all affiliates and associates of such person, was a 5% Shareholder on the date of the Tax Benefits Preservation Plan, unless and until such person and its affiliates and associates increase their aggregate ownership by more than one (1) percentage point over their lowest percentage stock ownership on or after the date of the Tax Benefits Preservation Plan or decrease their aggregate percentage stock ownership below five percent (5%); (v) any person who, within ten (10) business days of being requested by the Company to do so, certifies to the Company that such person became an Acquiring Person inadvertently or without knowledge of the terms of the Rights and who, together with all affiliates and associates, thereafter within ten (10) business days following such certification disposes of such number of shares of Common Stock so that it, together with all affiliates and associates, ceases to be an Acquiring Person; and (vi) any person that the Board has affirmatively determined shall not be deemed an Acquiring Person.

The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) 5:00 P.M. (New York City time) on September 5, 2017, or such later date and time (but not later than 5:00 P.M. (New York City time) on September 5, 2019) as may be determined by the Board and approved by the stockholders of the Company by a vote of the majority of the votes cast by the holders of shares entitled to vote thereon at a meeting of the stockholders of the Company prior to 5:00 P.M. (New York City time) on September 5, 2017, (ii) the time at which the Rights are redeemed or exchanged as provided in the Tax Benefits Preservation Plan, (iii) the time at which the Board determines that the Tax Benefits Preservation Plan is no longer necessary or desirable for the preservation of Tax Benefits, and (iv) the close of business on the first day of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. After the Distribution Date, the Company generally would issue Rights with respect to shares of Common Stock issued upon the exercise of stock options or pursuant to awards under any employee plan or arrangement, which stock options or awards are outstanding as of the Distribution Date, or upon the exercise, conversion or exchange of securities issued by the Company after the Tax Benefits Preservation Plan's adoption (except as may otherwise be provided in the instruments governing such securities). In the case of other issuances of shares of Common Stock after the Distribution Date, the Company generally may, if deemed necessary or appropriate by the Board, issue Rights with respect to such shares of Common Stock.

Flip-in Trigger.

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person (unless the event causing such person or group to become an Acquiring Person is a transaction described under "Flip-over Trigger", below), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of such an event, all Rights that are, or (under certain circumstances specified in the Tax Benefits Preservation Plan) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of such an event until such time as the Rights are no longer redeemable by the Company as set forth below.

Flip-over Trigger.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) more than fifty percent (50%) of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the next preceding paragraph are referred to as the "Triggering Events."

Exchange Feature.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one (1) share of Common Stock, or one one-thousandth of a share of Series B Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Equitable Adjustments.

The Purchase Price payable, and the number of Units of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock, (ii) if holders of the Series B Preferred Stock are granted certain rights or warrants to subscribe for Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock, or (iii) upon the distribution to holders of the Series B Preferred

---

Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series B Preferred Stock on the last trading day prior to the date of exercise.

Redemption Rights.

At any time until ten (10) business days following the Stock Acquisition Date, the Company may, at its option, redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendment of Rights.

Any of the provisions of the Tax Benefits Preservation Plan may be amended by the Board prior to the Distribution Date except that the Board may not extend the expiration of the Rights beyond 5:00 P.M. (New York City time) on September 5, 2017 unless such extension is approved by the stockholders of the Company prior to 5:00 P.M. (New York City time) on September 5, 2017. After the Distribution Date, the provisions of the Tax Benefits Preservation Plan may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Tax Benefits Preservation Plan. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Tax Benefits Preservation Plan which may be defective or inconsistent with any other provision therein.

Miscellaneous.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

A copy of the Tax Benefits Preservation Plan has been or will be filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A or a Current Report on Form 8-K. A copy of the Tax Benefits Preservation Plan is available free of charge from the Company. This summary description of the Rights does

not purport to be complete and is qualified in its entirety by reference to the Tax Benefits Preservation Plan, which is incorporated herein by reference.